UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND FOR THE NINE AND THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following definitions are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms                                   Definitions

AESEBA                              AESEBA S.A.

BBVA                                   Banco Bilbao Vizcaya Argentaria S.A.

BLL                                       Bodega Loma La Lata S.A.

CAMMESA                         Compañía Administradora del Mercado Eléctrico Mayorista S.A.

CC                                         Combined cycle

CEMSA                                Comercializadora de Energía del Mercosur S.A.

CIESA                                  Compañía de inversiones de energía S.A.

Citelec                                   Compañía Inversora en Transmisión Eléctrica Citelec S.A.

CPB                                       Central Piedra Buena S.A.

CSJN                                     Supreme Court of Justice

CTG                                      Central Térmica Güemes S.A.

CTLL                                    Central Térmica Loma La Lata S.A.

CYCSA                                 Comunicaciones y Consumos S.A.

DESA                                    Desarrollos Energéticos S.A.

DO                                         Availability objective

EASA                                    Electricidad Argentina S.A.

EDELAR                              Empresa Distribuidora de Electricidad de La Rioja S.A.

EDEN                                    Empresa Distribuidora de Energía Norte S.A.

Edenor                                  Empresa Distribuidora y Comercializadora Norte S.A.

EGSSA                                  EMDERSA Generación Salta S.A.

EGSSAH                              EGSSA Holding S.A.

EMDERSA                          Empresa Distribuidora Eléctrica Regional S.A.

EMDERSA Holding           EMDERSA Holding S.A.

ENDISA                               Energía Distribuida S.A.

ENRE                                    National Regulatory Authority of Electricity

GLOSSARY OF TERMS: (Continuation)

Terms                                   Definitions

EPCA                                    EPCA S.A

ERSA                                    Energía Riojana S.A.

FOCEDE                              Fund works of consolidation and expansion of electrical distribution

FOTAE                                 Works Administration Trust Transport for Electricity Supply

FONINVEMEM                  Fund for Investments required to increase the electric power supply in the WEM

Foundation                          Pampa Energía Foundation committed to education

Grupo Dolphin                     Grupo Dolphin S.A.

GUDI                                    Distribution Large Users

GUMA                                  Major Large Users

GUME                                  Minor Large Users

HIDISA                                Hidroeléctrica Diamante S.A.

HINISA                                Hidroeléctrica Los Nihuiles S.A.

Hrp                                        Hours of power remuneration

IASB                                     International Accounting Standards Board

IEASA                                  IEASA S.A.

INDISA                                Inversora Diamante S.A.

INNISA                                Inversora Nihuiles S.A.

IPB                                        Inversora Piedra Buena S.A.

IPIM                                     Domestic wholesale price index

LVFVD                                 Sales Liquidations with Maturity Date to be Defined

MAT                                     WEM’s Forward Market

MEM                                    Wholesale Electricity Market

MPFIPyC                             Ministry of Federal Planning, Public Investment and Services

MMC                                    Cost Monitoring Mechanism

MAN Engines                      MAN B & W Diesel model 18V32/40PGI

GLOSSARY OF TERMS: (Continuation)

Terms                                   Definitions

NIC                                       International Accounting Standards

NIIF                                       International Financial Reporting Standards

Orígenes Retiro                   Orígenes Seguros de Retiro S.A.

PEPASA                               Petrolera Pampa S.A.

PISA                                      Pampa Inversiones S.A.

Powerco                                Powerco S.A.

PP                                          Pampa Participaciones S.A.

PP II                                      Pampa Participaciones II S.A.

PRESA                                  Pampa Real Estate S.A.

PUREE                                  Rational Use of Electricity Programme

PYSSA                                  Préstamos y Servicios S.A.

SACME                                SACME S.A.

ES                                          Secretary of Energy

The Company / Group      Pampa Energía S.A. and its subsidiaries

TG                                         Gas turbine

TGS                                       Transportadora de Gas del Sur S.A.

Transba                                Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.

Transelec                              Transelec Argentina S.A.

Transener                             Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

TV                                         Steam turbine

UTE Apache                        Apache Energía Argentina S.R.L. - Petrolera Pampa S.A., Unión Transitoria de Empresas - Estación Fernandez Oro y Anticlinal Campamento

VCP                                       Short-term securities

VRD                                      Debt Securities

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2013

presented with comparative figures

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	09.30.2013	12.31.2012
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	8	6,566,383,530	6,016,865,275
Intangible assets	9	926,745,099	1,808,511,175
Biological assets		1,945,499	1,976,109
Investments in joint ventures	10	183,133,374	192,315,761
Investments in associates	11	134,001,295	132,546,155
Financial assets at fair value through profit and loss	12	482,114,811	303,792,067
Deferred tax asset	13	184,826,734	87,532,301
Trade and other receivables	14	428,012,942	422,059,202
Total non current assets		8,907,163,284	8,965,598,045

CURRENT ASSETS
Inventories		77,307,805	103,330,353
Biological assets		349,865	497,255
Infrastructure under construction		-	84,465,694
Financial assets at fair value through profit and loss	12	101,024,138	113,411,590
Trade and other receivables	14	2,689,746,758	1,541,543,369
Cash and cash equivalents	15	794,312,622	279,881,871
Total current assets		3,662,741,188	2,123,130,132
Assets classified as held for sale	31	312,325,968	235,196,934
Total assets		12,882,230,440	11,323,925,111

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	09.30.2013	12.31.2012
SHAREHOLDERS´ EQUITY
Share capital	16	1,314,310,895	1,314,310,895
Additional paid-in capital		246,555,642	1,018,352,216
Reserve for directors’ options		257,114,715	250,405,701
Retained earing (Accumulated losses)		384,642,489	(771,796,574)
Other comprehensive loss		(10,753,372)	(10,753,372)
Equity attributable to owners of the company		2,191,870,369	1,800,518,866
Non-controlling interest		805,295,283	529,796,278
Total equity		2,997,165,652	2,330,315,144

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	17	1,364,663,898	2,231,163,921
Borrowings	18	2,646,201,706	2,218,483,028
Deferred revenues	19	34,365,761	264,427,265
Salaries and social security payable		19,894,149	17,460,281
Defined benefit plans		99,801,032	120,902,649
Deferred tax liabilities	13	454,709,674	628,929,449
Taxes payable		93,426,160	46,802,119
Provisions		73,465,660	85,527,822
Total non current liabilities		4,786,528,040	5,613,696,534

CURRENT LIABILITIES
Trade and other payables	17	3,235,309,029	1,687,978,624
Borrowings	18	840,651,897	790,916,969
Salaries and social security payable		414,405,436	447,870,658
Defined benefit plans		11,608,278	21,846,945
Taxes payable		327,391,503	263,804,006
Provisions		21,712,818	11,659,708
Total current liabilities		4,851,078,961	3,224,076,910
Liabilities associated to assets classified as held for sale	31	247,457,787	155,836,523
Total liabilities		9,885,064,788	8,993,609,967
Total liabilities and equity		12,882,230,440	11,323,925,111

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the nine and three month periods ended September 30, 2013 presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

		Nine months to		Three months to
	Note	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Sales	20	3,958,729,869	5,122,273,821	1,430,597,824	1,884,559,402
Cost of sales	21	(4,163,077,981)	(4,829,481,788)	(1,454,141,180)	(1,835,759,638)
Gross profit		(204,348,112)	292,792,033	(23,543,356)	48,799,764

Selling expenses	22	(449,912,580)	(305,023,829)	(159,457,056)	(113,897,199)
Administrative expenses	23	(381,848,812)	(330,337,573)	(117,688,459)	(121,325,268)
Other operating income	24	280,171,680	180,918,801	116,961,295	28,279,452
Other operating expenses	24	(148,079,376)	(120,991,171)	(64,721,862)	(41,160,688)
Share of loss of joint ventures	10	(10,380,821)	(18,412,290)	2,837,303	(8,069,521)
Share profit of associates	11	1,455,140	(2,053,714)	(2,701,701)	(1,863,674)
Impairment of property, plant and equipment		-	(108,283,569)	-	(108,283,569)
Operating profit (loss) before Resolution ES No. 250/13		(912,942,881)	(411,391,312)	(248,313,836)	(317,520,703)
Higher Costs Recognition - Resolution ES No. 250/13	2	2,212,623,330	-	-	-
Operating profit (loss)		1,299,680,449	(411,391,312)	(248,313,836)	(317,520,703)

Financial income	25	284,675,875	102,462,271	43,589,726	38,117,664
Financial cost	25	(599,626,062)	(327,729,980)	(323,944,187)	(99,301,458)
Other financial results	25	(237,985,670)	(151,131,562)	(2,753,107)	(41,967,577)
Financial results, net		(552,935,857)	(376,399,271)	(283,107,568)	(103,151,371)
Profit (Loss) before income tax		746,744,592	(787,790,583)	(531,421,404)	(420,672,074)

Income tax		119,204,203	73,827,501	156,441,473	62,056,104
Profit (Loss) for the period from continuing operations		865,948,795	(713,963,082)	(374,979,931)	(358,615,970)

Discontinued operations	31	(126,858,329)	67,581,000	(6,808,524)	12,113,000
Total comprehensive profit (loss) of the period		739,090,466	(646,382,082)	(381,788,455)	(346,502,970)

Total comprehensive profit (loss) of the period attributable to:
Owners of the company		384,642,489	(381,392,670)	(160,610,005)	(233,564,630)
Non - controlling interest		354,447,977	(264,989,412)	(221,178,450)	(112,938,340)
		739,090,466	(646,382,082)	(381,788,455)	(346,502,970)

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the nine and three month periods ended September 30, 2013 presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

		Nine months to		Three months to
	Note	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Total comprehensive profit (loss) of the period attributable to owners of the company:
Continuing operations		470,340,934	(414,686,584)	(157,380,417)	(239,305,993)
Discontinued operations	31	(85,698,445)	33,293,914	(3,229,588)	5,741,363
		384,642,489	(381,392,670)	(160,610,005)	(233,564,630)

(Loss) earnings per share attributable to the equity holders of the company during the period
Basic and diluted earnings (loss) per share from continuing operations	26	0.3579	(0.3155)
Basic (loss) earnings per share from discontinued operations	26	(0.0652)	0.0253
Diluted (loss) earnings per share from discontinued operations	26	(0.0652)	0.0234

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine month period ended September 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company							Non-controlling interest	Total equity
	Share capital (Note 16)	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560
Reserve for directors’ options	-	-	6,709,014	-	-	-	6,709,014	-	6,709,014
Sale of subsidiaries	-	-	-	-	-	-	-	(365,499,360)	(365,499,360)
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(30,642,762)	(30,642,762)
Release of legal reserve - Shareholders’ meeting 04.27.2012	-	-	-	(27,396,793)	-	27,396,793	-	-	-
Additional paid-in capital absorption - Shareholders’ meeting 04.27.2012	-	(518,407,253)	-	-	-	518,407,253	-	-	-
Variation in non-controlling interest	-	-	-	-	-	-	-	8,824,393	8,824,393

Loss for the nine-month period	-	-	-	-	-	(381,392,670)	(381,392,670)	(264,989,412)	(646,382,082)
Comprehensive loss for the nine-month period	-	-	-	-	-	(381,392,670)	(381,392,670)	(264,989,412)	(646,382,082)

Balance as of September 30, 2012	1,314,310,895	1,018,352,216	248,169,363	-	(12,650,920)	(503,494,990)	2,064,686,564	675,657,199	2,740,343,763

Reserve for directors’ options	-	-	2,236,338	-	-	-	2,236,338	-	2,236,338
Acquisitions of companies	-	-	-	-	-	-	-	19,399,492	19,399,492
Increase in non-controlling interest from discontinued operations	-	-	-	-	-	-	-	23,773,504	23,773,504
Others variation in non-controlling interest	-	-	-	-	-	-	-	(25,289,550)	(25,289,550)
	-	-	-	-	-	-	-	-	-
Loss for the complementary three-month period	-	-	-	-	-	(268,301,584)	(268,301,584)	(164,886,117)	(433,187,701)
Other comprehensive profit for the complementary three-month period	-	-	-	-	1,897,548	-	1,897,548	1,141,750	3,039,298
Comprehensive loss for the complementary three-month period	-	-	-	-	1,897,548	(268,301,584)	(266,404,036)	(163,744,367)	(430,148,403)

Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine month period ended September 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company							Non- controlling interest	Total equity
	Share capital (Note 16)	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive loss	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	6,709,014	-	-	-	6,709,014	-	6,709,014
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(15,467,680)	(15,467,680)
Sale of subsidiaries	-	-	-	-	-	-	-	(63,481,292)	(63,481,292)

Profit for the nine-month period	-	-	-	-	-	384,642,489	384,642,489	354,447,977	739,090,466
Comprehensive profit for the nine-month period	-	-	-	-	-	384,642,489	384,642,489	354,447,977	739,090,466

Balance as of September 30, 2013	1,314,310,895	246,555,642	257,114,715	-	(10,753,372)	384,642,489	2,191,870,369	805,295,283	2,997,165,652

                     The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM STATEMENT

OF CASH FLOWS

For the nine month period ended September 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	09.30.2013	09.30.2012
Cash flows from operating activities:
Profit (Loss) for the period		739,090,466	(646,382,082)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax and minimum notional income tax		(119,204,203)	(73,827,501)
Interest accruals		336,225,422	229,616,029
Depreciations and amortizations	21, 22 and 23	275,172,369	268,072,413
Impairment of property, plant and equipment		-	108,283,569
Reserve for directors’ options	23	6,709,014	6,709,014
Constitution of accruals, net		44,948,477	6,114,173
Constitution of provisions, net		23,002,280	18,486,404
Share of profit (loss) of joint ventures and associates	10 and 11	8,925,681	20,466,004
Accrual of defined benefit plans	21, 22 and 23	25,376,089	26,525,668
Foreing currency exchange difference	25	424,572,647	232,365,090
Proceeds from discounted value measurement	25	104,195,310	72,300,982
Changes in the fair value of financial instruments		(172,731,963)	(117,535,077)
Result from repurchase of financial debt	25	(68,638,668)	(21,451,233)
Recognition Agreement March	24	(85,177,042)	-
Dividends earned	24	(6,876,038)	(1,581,532)
Recovery of other operating costs	24	(13,002,444)	-
Consumption of materials		13,390,496	7,228,084
Revenue recognition CAMMESA finance		(13,051,856)	-
Higher Costs Recognition - Resolution ES No. 250/13	2	(2,212,623,330)	-
Other		2,290,995	4,963,599
Payment of income tax		(3,576,496)	(22,059,484)
Discontinued operations		198,043,164	100,146,000
Changes in operating assets and liabilities:
(Increase) Decrease in trade receivables and other receivables		(383,087,656)	10,721,423
Increase in inventories		(16,969,761)	(25,550,718)
Increase in biological assets		(702,312)	(319,133)
Increase in trade and other payables		68,346,546	273,567,231
Increase in deferred revenues		-	7,912,119
Increase in salaries and social security payable		19,236,024	52,907,421
Decrease in defined benefit plans		(11,416,656)	(11,708,305)
Increase in taxes payable		20,267,230	(1,213,000)
Decrease in provisions		(19,107,640)	(10,060,470)
Increase of cash obteined by PUREE		338,122,760	288,946,746
Dividend paid to third parties by subsidiaries		(2,872,481)	(25,391,429)
Subtotal net cash (used in) generated by operating activities		(481,123,576)	778,252,005
Proceeds from funds raised - Financing CAMMESA		1,587,655,440	-
Net cash generated by operating activities		1,106,531,864	778,252,005

UNAUDITED CONSOLIDATED CONDESED INTERIM STATEMENT

OF CASH FLOWS

For the nine month period ended September 30, 2013

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	09.30.2013	09.30.2012
Cash flows from investing activities:

Purchases of property, plant and equipment		(800,844,367)	(412,418,971)
Purchases of financial assets at fair value through profit and loss		(140,313,152)	(364,506,940)
Purchases of biological assets		-	(105,451)
Loans granted		-	(1,661,030)
Collection from dividends		12,996,407	-
Receivables from sale of financial assets at fair value		114,198,981	453,109,781
Proceeds from the sale of property, plant and equipment		230,547	42,845
Proceeds from redemption of financial assets		127,498,224	-
Proceeds from interests of financial assets		1,353,623	2,093,947
Proceeds from loans		4,394,045	143,944,466
Capital contribution in joint ventures		(205,386)	-
Decrease in derivatives financial instruments		-	(1,864,000)
Discontinued operations		(105,301,000)	(123,756,000)
Net cash used in investing activities		(785,992,078)	(305,121,353)

Cash flows from financing activities:
Proceeds from borrowings		578,043,980	172,195,156
Payment of borrowings		(388,646,900)	(747,898,032)
Payment of repurchase of financial debt		(52,839,985)	(88,546,372)
Discontinued operations		25,388,000	106,484,000
Net cash generated by (used in) financing activities		161,945,095	(557,765,248)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		482,484,881	(84,634,596)

Cash and cash equivalents at the beginning of the year	15	279,881,871	373,423,745
Foreing currency exchange difference generated by cash and cash equivalents		31,945,870	13,579,962
Increase (Decrease) in cash and cash equivalents		482,484,881	(84,634,596)
Cash and cash equivalents at the end of the period	15	794,312,622	302,369,111

ADDITIONAL INFORMATION

Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(42,378,057)	(7,395,588)
Borrowing costs capitalized in property, plant and equipment		(23,874,770)	(16,587,000)
Increase in provision for decommissioning of wells		(672,014)	(150,417)
Decrease in PUREE related liability (Res. ES No. 250/13)		(1,394,304,728)	-
Increase in financial assets at fair value from subsidiary sale		(333,994,287)	-
Decrease in financial assets at fair value from repurchase of Corporate Notes		165,085,442	-
Unpaid Dividends		12,995,999	-

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the nine and three month periods ended September 30, 2013 presented with comparative figures

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 11,656 km of lines of its own, as well as 6,158 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 95% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.7 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires and the north of the Province of Buenos Aires, respectively.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the Financial statements for the year ended December 31, 2012, with the exception of the changes stated below.

Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its subsidiaries’ financial, economic and cash position as at September 30, 2013 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these unaudited consolidated condensed interim financial statements and should be interpreted considering these circumstances.

On March 22, 2013, the ES issued the Resolution No. 95/13 introducing a new remuneration scheme for the electric generation activity and several modifications to the MEM organization, including the suspension from entering into new agreements and renewing agreements in force in the MAT.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

a.         Resolution No. 95/13 – New Remuneration Scheme and other Modifications to the MEM (“the Resolution”)

The Resolution —published in the Official Bulletin on March 26, 2013— established a new general-scope system replacing the remuneration scheme that was applicable to all the generation sector (generators, self-generators and co-generators), with the following exceptions: (i) bi-national hydroelectric power plants and nuclear power plants; y (ii) the electric power and/or energy marketed undercontracts regulated by the ES having a differential remuneration as fixing  ES Resolutions No. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration system established by the ES (the “Covered Generators”).

The new remuneration scheme applies to economic transactions as from the month of February, 2013. However, its actual application to each specific generating agent requires that it should waive all administrative and/or judicial claims it may have brought against the National Government, the ES and/or CAMMESA regarding the 2008-2011 Generators’ Agreement and/or ES Resolution No. 406/03. Furthermore, each generating agent should agree to waive its right to file judicial and/or administrative claims regarding the Agreement previously mentioned and ES Resolution.

Covered Generators not meeting this waiver demand will remain under the preexisting scheme.

The new remuneration scheme comprises three items:

i.         Fixed Costs Remuneration: it considers and remunerates the provision in the hrp. This remuneration is subject to the compliance with a DO —which is equivalent to the average availability per technology during the last three calendar years— and the Historical Average Availability of each unit. The remuneration to be received by the generating agent will depend on the technology and on the degree of compliance with the DO:

The parameters defined by the Resolution by type of technology are as follows:

Technology and scale	Ps./MW-hrp
TG units with power (P) < 50 Mw	48.00
TG units with power (P) > 50 Mw	40.00
TV units with power (P) < 100 Mw	52.80
TV units with power (P) > 100 Mw	44.00
CC units with power (P) < 150 Mw	37.20
CC units with power (P) > 150 Mw	31.00
HI units with power (P) < 120 Mw	37.40
HI units with power (P) between 120 Mw and 300 Mw	20.40
HI units with power (P) > 300 Mw	17.00

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Generators will be entitled to the following Fixed Costs Remuneration percentages:

Availability of the unit regarding:
Price of the Fixed Costs Remuneration collectable		DO		Historical Average Availability (average for the last 3 years)
100%	or	>	and	> 80%
		<	and	>105%
75%		>	and	<80%
50%		<	and	between 100% and 105%
35%		<	and	<100%

The Resolution points out that in case a generator is not eligible for the new Fixed Costs Remuneration for breaching the DO parameters, this remuneration may not be lower than 12 Ps./MW-hrp.

ii.       Variable Costs Remuneration: new values are established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. They are calculated on a monthly basis based on the power generated by each type of fuel:

Clasification	Running with:
	Natural Gas	Liquid Fuels	Coal
	Ps./MWh
TG units with power (P) < 50 Mw	19.00	33.25	-
TG units with power (P) > 50 Mw	19.00	33.25	-
TV units with power (P) < 100 Mw	19.00	33.25	57.00
TV units with power (P) > 100 Mw	19.00	33.25	57.00
CC units with power (P) < 150 Mw	19.00	33.25	-
CC units with power (P) > 150 Mw	19.00	33.25	-

HI Units	Ps./MW-hrp
HI units with power (P) < 120 Mw	17.00
HI units with power (P) between 120 Mw and 300 Mw	17.00
HI units with power (P) > 300 Mw	17.00

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

iii.

Additional Remuneration:A portion is paid directly to the generator and the other part of this remuneration will be allocated to “new infrastructural projects in the electric sectors”to be defined by the ES through a trust.

	Allocation
	Generator Ps./MWh	Trust Ps./MWh
TG units with power (P) < 50 Mw	8.75	3.75
TG units with power (P) > 50 Mw	7.50	5.00
TV units with power (P) < 100 Mw	8.75	3.75
TV units with power (P) > 100 Mw	7.50	5.00
CC units with power (P) < 150 Mw	8.75	3.75
CC units with power (P) > 150 Mw	7.50	5.00
HI units with power (P) < 120 Mw	63.00	27.00
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00
HI units with power (P) > 300 Mw	54.00	36.00

To the detailed remuneration that makes up the whole remuneration collectable in the MEM by Covered Generators, should be discounted the electric energy and/or power committed to the MAT or pursuant to other similar agreements, valued at the applicable market price, with the exception of the previously mentioned specific contracts, and after deducting any other charge and/or service to be borne by the mentioned agents.

To all effects indicated in the previous paragraph, Covered Generators should file, for each transaction month, a sworn statement accompanied by supporting documentation duly certified by an external auditor declaring the billing issued for its commitments with the MAT, which will be compared with the deductions made in the economic transactions conducted by CAMMESA. In case of inconsistency in the monetary volumes billed by a Covered Generator where the difference is favorable to it, CAMMESA will invoice such difference to the agent.

Payment Priority

The Resolution provides for two new payment priorities, excluding to such effect the application of ES Resolution No. 406/03: (i) the Fixed Costs Remuneration, the recognition of fuel costs and the Variable Costs Remuneration will be cancelled in the first place; and (ii) the Additional Remuneration will be cancelled in the second place.

However, it is established that CAMMESA —based on what is provided for by the ES— should accommodate this order to the applicable criteria, that is, to ES Resolution No. 406/03 itself.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Recognition of fuel costs

The Resolution provides that the commercial management and dispatch of fuels for generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers. Generators may not renew or extend their contracts with suppliers, with the exception of those marketing power under supply agreements having a differential remuneration system, in which case they may continue entering into fuel contracts to provide firm support to their supply commitments. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, recognized freights, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will be recognized. For the recognition of those costs, two conditions should be met: (i) the kind of costs should be, at the Resolution’s effective date, being recognized by CAMMESA; and (ii) those costs should result from contractual relationships taken on before the Resolution’s effective date.

Trust for the execution of works in the electric sector

As it has been previously explained, part of the Additional Remuneration will be allocated to a trust for the execution of works in the electricity sector. The Resolution provides that the SE will establish the mechanisms of that trust integration.

Additionally, the Resolution sets forth that the ES will define the mechanism under which the LVFVDs issued by CAMMESA pursuant to ES Resolution No. 406/03 and not comprised within the general and/or specific agreements entered into with the ES and/or provisions aimed to the execution of investment works and/or existing equipment maintenance tasks should be destined to the payment of such trust.

As at the issuance date of these financial statements, the procedure for the implementation of such payment has not been regulated and the trust has not been structured yet.

Suspension of contracts in the MAT

The Resolution transient the incorporation of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration system), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the Resolution’s effective date will continue being managed by CAMMESA until their termination. After their termination, Large Users will have to acquire their supplies directly from CAMMESA pursuant to the conditions established to such effect by the ES.

Resolution’s Implementation Criteria

Below are the notes issued by the SE after the enactment of Resolution, tending to regulate some aspects of it.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

ES Note No. 1807/13 established a system which will allow Generating Agents to continue managing the collection of bills issued by CAMMESA to MEM’s Large Users which used to be the generator’s clients but which were forced to meet their demand directly from CAMMESA upon the termination of the contract. Generating Agents should formally declare their will to conduct such collection at their own risk.

Subsequently, ES Note No. 2052/13 set forth that MAT’s contracts effective as from May 1, 2013, provided the information for their administration in the MAT has been filed pursuant to the regulations in force, may be administered by the generators for a maximum term of three months from their effective date.

Through Note ES No. 2053/13, the criteria for the implementation of the Resolution were approved. Among its most relevant aspects, it provided that the application of the new remuneration scheme will be made on a case-by-case basis for each agent as from the reception of the waiver set forth by Section 12 of the Resolution. CAMMESA will make adjustments in the economic transactions as from February 2013 or on the third month prior to the month on which the waiver was informed, whichever occurs later, unless there is an ES specific provision in this respect.

As regards the priority in the settlement of the above-mentioned remuneration, it set forth that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Remuneration settled directly to the generator, as well as the recognition of fuel costs, will have the same priority as that set forth in Section 4.e of ES Resolution No. 406/03.

Likewise, the remuneration of frequency regulation services and short-term reserve will be brought in line with the priority set forth by Section 4.d of ES Resolution No. 406/03, and the additional remuneration allocated to the trust, with that contemplated in subsection c) of such resolution.

As regards ES Note No. 2053/13, the ES, through Note No. 3229/13, set forth different criteria for the implementation of the Resolution regarding hiring terms for Large Users with CAMMESA, such as term, data to be included, billing, etc.

Through ES Note No. 3902/13, the ES replaced the implementation criteria applicable to contracts with the OED created through Note No. 3229/13, and provided for the application of a "Monthly Sustainability and Guarantee Charge” to Large Users to make up a sufficient collection guarantee amount and sustain higher administration expenses for the temporary operations set forth by the Resolution, with an initial value of 15 Ps./MWh. The ES will later provide instructions on the allocation of the funds collected through that charge.

Furthermore, the ES instructed CAMMESA to classify the Covered Agents’ generating units according to the scales set forth in the Resolution, and this classification will be subject to review by the ES itself. This classification was made by CAMMESA through note B-80255-1, according to the following detail:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Company	Generating unit	Technology	Power
CTG	GUEMTV11	TV	<100 MW
CTG	GUEMTV12	TV	<100 MW
CTG	GUEMTV13	TV	>100 MW
CPB	BBLATV29	TV	>100 MW
CPB	BBLATV30	TV	>100 MW
CTLL	LDLATG01	TG	>50 MW
CTLL	LDLATG02	TG	>50 MW
CTLL	LDLATG03	TG	>50 MW

As regards the supply of fuel for generation purposes it was stated, the extension of the assignment mechanisms contemplated in ES Notes No. 6866/09, 7584/10, 7585/10 and 922/11excluding the application of the minimum remuneration contemplated in section 7 of the first of the above-mentioned notes. This extension will apply to adhering agents not expressing their rejection.

ES Note No. 4201/13 provided for an extension of the Large Distribution Users’ agreement until October 31, 2013.

Through ES Note No. 4858/13, CAMMESA was instructed to implement a payment priority mechanism in favor of generators adhering to the Resolution in order to keep a liquidity level similar to that prior to the passing of such Resolution. To such effect, CAMMESA will:

i.	Record the amounts collected directly from Large Users;
ii.

Allocate such amounts to cover the generators’ remuneration —firstly fixed costs, afterwards variable costs and lastly the direct additional remuneration—. This distribution will be made pro rata based on the relative participation of each Generator in each of the items.

Additionally, ES Note No. 4858/13 abrogated the above-mentioned provisions of ES Note No. 1807/13.

ES Note No. 5954/13 provided for the temporary suspension, effective as from November 1, 2013, of the operations contemplated by ES Note No. 930/07 whereby the demand by Large Distribution Users which should purchase Energy Plus will be backed by contracts entered into through the Distributor. Once the current contracts expire, Large Distribution Users wishing to continue purchasing the surplus demand with Energy Plus contracts will have to request access to the WEM whether as Major Large Users or Minor Large Users. To such effect, the membership form already approved by CAMMESA for the supply of Large Users (aimed to cover the basic demand) will be considered as a WEM’s application form. Should Large Distribution Users fail to submit this form, their supply will be met by the Distributor at its regulated tariff.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

In this context, on May 31 the power generating subsidiaries waived their right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA with reference to the 2008-2011 Agreement and/or ES Resolution No. 406/03, as well as to bring new claims regarding the stated items and periods.

On June 11, 2013, the SE informed CAMMESA through Note ES No. 3145, 3146, 3147of the acceptance of the terms under which the subsidiaries CTG, CTLL and CPB made the above mentioned waivers, as from which the new remuneration scheme will become applicable to these companies. Therefore, as at the date of these consolidated condensed interim financial statements, these subsidiaries have recognized the new remuneration scheme set forth by the Resolution effective as from the February 2013 transaction.

Since the remuneration scheme provided by the Resolution, as at its effective date, would negatively affect the remuneration collectable by the subsidiaries HIDISA and HINISA resulting from their operations in the MEM, on May 31, 2013 these subsidiaries submitted the mentioned waivers and renunciations subject to the meeting of certain conditions. The ES is currently analyzing this presentation and has not issued any approval notice yet.

b.     Receivables from MEM generators

As of September 30, 2013 the Company and its subsidiaries register LVFVD which, with accrued interest, amount to a total Ps. 464.1 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 71.6 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 254.7 million;

c.        LVFDVs allocated to the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011” (the "Agreement 2008-2011") for Ps. 64 million;

d.       LVFVDs generated during the year ended December 31, 2012 for an amount of Ps. 64.6 million.

e.        LVFVD on account of undertaken contributions to the Trust pursuant to Resolution No. 95/03 in the amount of Ps. 9.2.

As of December 31, 2012 the subsidiaries register receivables, with accrued interest, amount to a total Ps. 410.4 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 78.5 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 234.2 million;

c.        LVFDVs allocated to the Agreement 2008-2011 for Ps. 57.9 million;

d.       LVFVDs generated during the year ended December 31, 2012 for an amount of Ps. 39.8 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Receivables with CAMMESA documented as LVFVDs (including consolidated receivables pursuant to CAMMESA Resolution No. 406/03.c and the additional remuneration set forth by Resolution No. 95/13 allocated to the trust for new electricity infrastructure projects), have been valued at their amortized cost, capped with their closing date’s recoverable value. The amortized cost has been determined based on the estimated dates of cash flow receivables, and has been discounted based on a rate reflecting the time value of money and the risks inherent in the transaction.

As at September 30, 2013, power generating subsidiaries have recorded an adjustment to present value of these receivables of Ps. 227.6 million.

c.     MEM Supply Commitment Agreements – Resolution No. 724/08

On December 9, 2008, CTLL entered into a Master Agreement with the ES for the closing of the combined cycle of its electric power generation plant whereby it undertook to complete the execution of the expansion project. Additionally, this contract allows other MEM generators to fully or partially apply their accrued receivables pursuant to the provisions of Section 4.c of Resolution 406/03, provided those receivables are allocated to assisting the conduction of the above mentioned expansion works.

Furthermore, on April 14, 2009, CTLL entered into an Electric Power Supply Agreement with CAMMESA in the framework of ES Resolution No. 724/08 and based on the agreed with the SE in the Master Agreement.

Under such agreement, CTLL has collected from the OED all receivables accrued during fiscal year 2008 and has entered into several Receivables Transfer Agreements with other MEM generators (including subsidiaries CTG, CPB, HIDISA and HINIS) regarding their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c of Resolution No. 406/03, whether totally and/or partially depending on CAMMESA’s available funds. Those agreements set forth the terms and conditions of each transfer, which will become totally or partially effective as CAMMESA cancels the corresponding claims receivable, as from which time CTLL will cancel the balances with counterparties under the conditions stipulated in each agreement. Within this context, during the month of May, 2009, CTLL entered into agreements with the subsidiaries HINISA and HIDISA, and with CTG and CPB in June, 2010.

On May 18, 2012, CTLL filed an administrative claim before the Ministry of Federal Planning, Public Investment and Services to demand the enforcement of the commitments undertaken under the Electric Power Supply Agreement entered into with CAMMESA on April 14, 2009 and the Master Agreement. The claim made by the Company covers the LVFVDs with the payment priority provided for in Section 4.c) of ES Resolution No. 406/03 issued by CAMMESA to subsidiaries expressing their decision to allocate their LVFVDs to the execution of CTLL’s CC closing project.

On October 19, 2012, CTLL filed a motion for summary motion which expired on December 27, 2012.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013, CTLL filed the appropriate presentation in the following procedural stage. As at the date of issuance of the financial statements, there is no news regarding this issue.

d.     Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 - 2011

On March 22, 2012, the Company and its power generation subsidiaries entered into an “Instrumentation Agreement” dated April 1, 2011, whereby they undertook to carry out the electric power generation project of the Piquirenda Thermal Plant (the “Piquirenda Project”), and they filed an administrative claim before the MPFIPyS to demand the enforcement of the commitments undertaken under that agreement by the participating generators and the National Government, represented by the Energy Secretariat, to complete its implementation.

This claim sought to obtain the cancellation of the LVFVDs issued by CAMMESA pursuant to Section 4.c of ES Resolution 406/03 for the subscribing generators’ receivables corresponding to the January 1, 2008 to December 31, 2011 period and not covered by ES Resolution No. 724/08, which represent 30% of the total investment made for the execution of the first stage of the project.

On October 19, 2012, the Company and its power generating subsidiaries filed a summary motion which expired on December 27, 2012.

 Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013 the Company and its power generating subsidiaries filed the appropriate presentation in the following procedural stage. As at the issuance hereof, there is no news regarding this issue.

Transmission

In order to regularize the remuneration adjustment effective as from December 1, 2010, on May 13, 2013 and on May 20, 2013, Transener and Transba, respectively, entered into an Renewal Agreement of the Instrumental Agreement (the “Renewal Agreement”) with the ES and the ENRE, which will be effective until December 31, 2015 and which set forth as follows:

(i)       the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the Agreement’s cost variation index;

(ii)     a mechanism for the payment of outstanding positive balances of Addendum II and those determined in the previous subsection, during the year 2013;

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

(iii)    a procedure for the automatic update, and payment, of resulting cost variations following the sequence of the semesters already elapsed from January 1, 2013 to December 31, 2015.

(iv)   the execution of a new Addendum with CAMMESA including the amount of the generated receivables and the applicable interest until their actual cancellation.

Under the Renewal Agreement it was established for a Cash Flow and an Investment Plan which Transener and Transba will execute during 2013 and 2014, taking into consideration the reception of the disbursements pursuant to the Addenda to be signed. In all cases, the Cash Flow and the Investment Plan will be aligned with Transener and Transba’s earning in each period.

The Investment Plan set forth in the Renewal Agreement estimates investments under the stated conditions for the years 2013 and 2014 amounting to approximately Ps. 286 million and Ps. 207 million, respectively, for Transener; and to Ps. 113 million and Ps. 100 million for Transba, respectively.

Lastly, the Renewal Agreement provided that in case they are not renewed, as from January 1, 2016 CAMMESA will consider the values set forth by ENRE Resolutions No. 327/08 and 328/08 as remuneration for the services rendered by Transener and Transba, with the application of Section 4.2 of the Agreements, determined by the ENRE in the Instrumental Agreements and the Renewal Agreements.

In order to execute the Third CAMMESA Loan Extension, Transener and Transba have dismissed their filed legal actions regarding performance of the commitments undertaken in the Agreements and the Instrumental Agreements as at the date hereof. In case of breach of the commitments undertaken in the Agreements, the Instrumental Agreements and the Renewal Agreements, Transener and Transba will be entitled to resume and/or restart any actions deemed appropriate in furtherance thereof.

As of September 30, 2013, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Addendums II and as an advance of the Addendum executed between Transba and CAMMESA on October 25, 2013 have been accounted for. Consequently, Transener has recorded revenues from sales amounting to Ps. 94.7 million and Ps. 20.3 million, as well as accrued interest for Ps. 76.4 million and Ps. 21.6 million for the nine-month periods ended September 30, 2013 and 2012, respectively. Likewise, Transba has disclosed revenues from sales amounting to Ps. 77.5 million and Ps. 12.4 million, and earned interest amounting to Ps. 49.9 million and Ps. 15.1 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through an assignment of receivables on account of higher costs pursuant to the Agreement and the Renewal Agreement.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Distribution

a.     PUREE– MMC

On May 7, 2013, the Energy Secretariat issued Resolution ES 250/13, whereby it:

(i)         Authorized the values of the adjustments resulting from the MMC for the period May 2007 through February 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

(ii)       Assessed Edenor’s debt at February 28, 2013 deriving from the application of the PUREE for the period May 2007 through February 2013.

(iii)      Authorized Edenor to offset until February 2013 the debt indicated in caption ii) against and up to the amount of the receivables established in caption i), including interest, if any, on both amounts.

(iv)     Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in caption iii) has been carried out.

(v)       Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the MEM that were past due at May 7, 2013, which in the case of Edenor amounted to Ps. 678.1 million, including interest as of that date.

(vi)     Instructed Edenor to assign the credits from the surplus LVFVD, after having complied with that established in the preceding caption, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The SE, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned Resolution pursuant to the information provided by the ENRE and CAMMESA.

Consequently, as of September 30, 2013, the amount recorded by Edenor as revenue from the recognition of higher costs resulting from the MMC, net of the revenue recorded in prior years, amounts to Ps. 2,212.6 million, which is the total amount for the period recognized by Resolution ES No. 250/13, and has been disclosed in the “Higher costs recognition - Resolution ES No. 250/13” line item of the Statement of Comprehensive Income (Loss). Additionally, it has recognized net interest for Ps. 171.6 million (Ps. 707.8 million interest income and Ps. 536.2 million related to MMC lost interest and PUREE, respectively).

As a consequence of the emission of the Resolution ES N° 250/13, at September 30, 2013, Edenor generated taxable profit, therefore, Edenor recognized in the accounting tax losses carryforward from prior years for an amount of Ps. 417 million, which have been applied to assess the tax expense for the period.

At the date of issuance of these financial statements, Edenor was awaiting the approval of the amounts to be offset by the ENRE and the SE, as the LVFVD have not yet been issued. Furthermore, Edenor estimates that the LVFVD will be issued and offset or paid within the next twelve months.

The impact of Resolution ES No. 250/13 on both the Statement of financial position and the Statement of comprehensive income (loss) is summarized below:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Statement of financial position	2013
Other receivables
MMC	2,258,152,864
Net interest MMC – PUREE	171,605,996
Other liabilities– PUREE	(1,394,304,728)
LVFVD to be ussed	1,035,454,132

Statement of operations

	2013	Recognized in prior years but not offset	Subtotal	Recognized in prior years and offset	Total
Higher Costs Recognition - Resolution ES No. 250/13	2,212,623,330	45,530,534	2,258,153,864	91,261,774	2,349,415,638
Finance income – Financial interest	171,605,996	-	171,605,996	-	171,605,996
	2,384,229,326	45,530,534	2,429,759,860	91,261,774	2,521,021,634

With the publication of the above-described Resolution ES No. 250/13, Edenor considers that the ES has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason, that Claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account what has been previously mentioned, on June 29, 2013, Edenor brought an action to prevent the actions to claim full compliance with the Adjustment Agreement and compensation for damages due to such non-compliance from being time barred.

Additionally, due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, as of the date of issuance of these condensed Financial Statements, Edenor has submitted to the ENRE the MMC adjustment request, in accordance with the following detail:

Period	Date of application	MMC Adjustment
November 2012 – April 2013	May 2013	6,951%

Additionally, the MMC adjustments relating to the period March 2013 through September 2013 that were neither transferred to the tariff nor authorized to be collected by other means amount to approximately Ps. 720.8 million, after having applied the provisions of Resolution ES  No. 250/13. Furthermore, at September 30, 2013, the balance relating to the PUREE, after applying Resolution ES  No. 250/13, amounts to Ps. 0.3 million, Ps. 0.2 million of which have been submitted to the ENRE as of that date in accordance with the procedure in effect.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

b.     Trust Resolution ENRE No. 347/12

On July 4, 2013, Edenor and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by CNV, VRD to be offered to the market for a nominal value of up to Ps. 312.5 million. The proceeds will be used to finance the payment of Edenor’s investment plan.

On July 4, 2013, VRD for Ps. 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind, is estimated. The VRD will accrue interest at the Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, the agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against Edenor, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed.

NOTE 3: BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the periods of nine and three months ended on September 30, 2013 have been prepared in accordance with the provisions of NIC 34 "Interim Financial Reporting".

This condensed consolidated interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2012, which have been prepared in accordance with IFRS.

These unaudited consolidated condensed interim financial statements are expressed in pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss.

The unaudited consolidated condensed interim financial statements for the nine and three month periods ended September 30, 2013 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the nine and three month periods ended September 30, 2013 does not necessarily reflect in proportion the Company’s results for the complete years.

These unaudited consolidated condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on November 8, 2013.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continuation)

Comparative information

Balances as of December 31, 2012 and for the nine and three month period ended on September 30, 2012, included in these financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements keep the consistency in the presentation with the amounts of the current period.

NOTE 4: ACCOUNTING POLICIES

The following standards are applicable to the Company as from this fiscal year and have had a significant impact on its financial position and the results of its operations.

-          NIC 1 (reviewed in 2011) - “Presentation of Financial Statements”: In June, 2011, the IASB issued a provision requiring entities to divide the items disclosed under “Other Comprehensive Income” into two groups based on whether they may or may not be recycled to profit or loss.

The item “Other Comprehensive Income” disclosed in the Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity corresponds to the recognition of actuarial losses arising from experience adjustments and changes in actuarial assumptions, which will not be recycled through the income statement.

-          IFRS 13, “Fair value measurements”: was issued in may 2011 and sets out a single framework for measuring fair value when required by other standards. IFRS is applied to financial and non financial elements measured at fair value, understanding it as the price to be received when selling an asset or transferring a liability in orderly transaction between market participants, at the measurement date. IFRS 13 requires the disclosure of financial instruments, which are measured at their fair value by levels.

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the financial statements for the last year prepared under IFRSs, which ended on December 31, 2012, except for the changes described below.

Higher costs recognition – Resolution ES No. 250/13

The recognition of higher costs not transferred to the tariff authorized by Resolution ES No. 250 /13 falls within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” inasmuch as it implies a compensation for the expenses incurred by the Company in the past.

Its recognition is made at fair value when there is reasonable assurance that it will be collected and the conditions required have been complied.

This concept has been disclosed in the Higher Costs Recognition - Resolution ES No. 250/13 line item of the statement of comprehensive income (loss) at September 30, 2013, recognizing the related tax effects.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Recognition of compensation for injection of surplus gas – Resolution No. 1/13 of the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee

The recognition of income for the injection of surplus gas is covered by IAS 20 since it involves a compensation as a result of the production increase committed by PEPASA.

Its recognition is made at its fair value when there is reasonable assurance that it will be collected and that the conditions required have been complied.

This item has been disclosed under Compensation for Surplus Gas Injection - Resolution No. 1/13, under Operating Income, in the Comprehensive Income Statement as of September 30, 2013.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated condensed interim financial statements requires the management of the Company to make estimates and assessments about the future, make judgments and establish assumptions that affect the application of accounting policies and amount of assets and liabilities recorded.

In the preparation of these unaudited consolidated condensed interim financial statements, critical judgments made by the management on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2012, except as mentioned in Note 32.

Estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

NOTE 6: FINANCIAL RISK MANAGEMENT

The activities of the Group are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No significant changes have arised in risk management policies since the last year.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: INVESTMENTS IN SUBSIDIARIES

a)    Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			09.30.2013	12.31.2012
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Operating	100.00%	100.00%
CTG (*)	Argentina	Operating	92.56%	92.56%
CTLL	Argentina	Operating	100.00%	100.00%
EPCA	Argentina	Investment	100.00%	100.00%
EGSSAH (*)	Argentina	Investment	78.57%	78.57%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Inversora	100.00%	100.00%
PEPASA	Argentina	Operating	100.00%	100.00%
Powerco	Argentina	Operating	100.00%	100.00%
PRESA (1)	Argentina	Operating	-	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) As at December 31, 2012, PRESA’s principal was made up of ordinary shares, each carrying the right to five votes. On March 19, 2013 PRESA’s General Extraordinary Shareholders’ Meeting approved the early dissolution and liquidation of the company.

The non-controlling interests in the subsidiaries are not significant for the Company, except for Edenor, company indirectly controlled through IEASA and PISA with 55.44% interest.

(*) See Note 37.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

	09.30.2013	09.30.2012

Net book value al the beginning of the year	6,016,865,275	5,847,509,050
Increases	867,769,208	436,551,976
Decreases	(24,473,725)	(9,535,926)
Decreases from discontinued operations	(34,256,813)	1,570,863
Depreciations	(259,520,415)	(247,744,344)
Net book value at the end of the period	6,566,383,530	6,028,351,619

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the nine month periods ended September 30, 2013 and 2012 amounted to Ps. 23.9 and Ps. 16.6 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the nine month periods ended September 30, 2013 and 2012 amounted to Ps. 114.2 and Ps. 78.2 million respectively.

NOTE 9: INTANGIBLE ASSETS

	09.30.2013	09.30.2012

Net book value al the beginning of the year	1,808,511,175	1,683,048,004
Decreases from discontinued operations	(866,144,733)	45,020,260
Amortizations	(15,621,343)	(20,288,268)
Net book value at the end of the period	926,745,099	1,707,779,996

NOTE 10: INVESTMENTS IN JOINT VENTURES

	09.30.2013	09.30.2012
At the beginning of the year	192,315,761	222,219,616
Capital increase	1,198,434	-
Participation in loss	(10,380,821)	(18,412,290)
Al the end of the period	183,133,374	203,807,326

Bellow it is detailed the joint venture of the company, that based on management judgment is material. The capital stock of the joint venture is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint venture operates.

Company	Country	% Participation	Nature of the relation
Citelec	Argentina	50%	(1)

(1)       The Company has a co-controlling interest in Citelec, Transener’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,656 km of own lines, as well as 6,158 km of Transba’s high-voltage lines in the Province of Buenos Aires). Transba and Transener transport 95% of the electricity in Argentina.

The following chart includes a reconciliation of the proportional equity value corresponding to the main joint ventures and the book value of the Company’s interest in them:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: (Continuation)

	09.30.2013	09.30.2012
Equity method	120,901,923	138,461,619
Adjustments (1)	62,231,451	65,345,708
Total investments in joint ventures	183,133,374	203,807,326

(1) Includes adjustments for repurchase of financial debt and greater value of property, plant and equipment.

NOTE 11: INVESTMENTS IN ASSOCIATES

	09.30.2013	09.30.2012
At the beginning of the year	132,546,155	130,251,204
Participation in profit (loss)	1,455,140	(2,053,714)
Al the end of the period	134,001,295	128,197,490

The Company holds an interest in only one associate. The capital stock of the associated company is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the associate operates.

Company	Country	% Participation	Nature of the related
CIESA	Argentina	10%	(1)

(1)       Through EPCA, the Company holds an interest in CIESA, a company which owns 51% of the capital stock of TGS. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its subsidiary Telcosur S.A.

The following chart includes a reconciliation of the proportional equity value corresponding to the main associated companies and the book value of the Company’s interest in them:

	09.30.2013	09.30.2012
Equity method	99,181,799	87,196,929
Adjustments (1)	34,819,496	41,000,561
Total investments in associates	134,001,295	128,197,490

(1) Includes additional value of the investment in associate.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: Financial assets at fair value through profit and loss

Non current	09.30.2013	12.31.2012

Shares	86,472,682	58,679,246
Trusts	394,522,847	241,829,350
Government securities	1,119,282	3,283,471
	482,114,811	303,792,067

Current

Government securities	29,954,636	80,851,443
Rights Trust	70,783,750	-
Corporate securities	285,752	26,365,059
Shares	-	6,195,088
	101,024,138	113,411,590

NOTE 13: ASSETS AND DEFERRED TAX LIABILITIES

The composition of the assets and deferred tax liabilities is as follows:

	09.30.2013	12.31.2012
Tax los-carryforwards	262,149,280	198,228,292
Intangible assets	-	41,986,482
Infrastructure under construction	-	27,924,232
Trade and other receivables	64,271,472	49,445,145
Cash and cash equivalents	1,910,894	845,458
Trade and other payables	226,563,848	183,467,035
Salaries and social security payable	4,509,572	45,065,810
Defined benefit plans	38,993,259	17,366,782
Taxes payable	23,161,803	4,437,223
Provisions	32,750,464	31,110,763
Other	76,617	59,195
Deferred tax asset	654,387,209	599,936,417

Property, plant and equipment	(584,870,211)	(681,444,110)
Intangible assets	(251,526,393)	(254,382,281)
Trade and other receivables	(57,167,272)	(87,054,787)
Borrowings	(30,306,809)	(27,980,602)
Assets classified as held for sale	-	(89,421,740)
Other	(399,464)	(1,050,045)
Deferred tax liabilities	(924,270,149)	(1,141,333,565)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the consolidated statement of financial position:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13: (Continuation)

	09.30.2013	12.31.2012
Deferred tax asset	184,826,734	87,532,301
Deferred tax liabilities	(454,709,674)	(628,929,449)
Net deferred tax liabilities	(269,882,940)	(541,397,148)

NOTE 14: Trade and Other receivables

Non Current	Note	09.30.2013	12.31.2012

Receivables from energy distribution	2	444,046,792	337,458,681
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	9,245,367	-
Present value discount of assets at amortized cost		(227,573,632)	(116,231,524)
Other		-	2,042,435
Trade receivables, net		225,718,527	223,269,592

Tax credits:
- Value added tax		20,226,234	25,303,802
- Tax on gross sales		15,040,129	12,360,267
- Income tax and minimum notional income tax		213,116,121	126,593,544
- Tax on banking transactions		7,340,609	15,103,898
- Other tax credits		62,375	509,353
- Allowance for tax credits		(78,367,810)	(66,423,670)
Receivable from MMC		-	45,529,536
Borrowings		13,326,831	30,256,335
Related parties	29.g	8,642,295	6,671,076
Other		2,907,631	2,885,469
Other receivables, net		202,294,415	198,789,610

Total Non Current		428,012,942	422,059,202

Current

Receivables from energy distribution		766,406,820	928,316,575
Receivables from Argentine Wholesale Electric Market		92,156,114	115,512,113
CAMMESA		538,384,572	231,643,654
Res. No. 406/03 and FONINVEMEM consolidated receivables		10,792,768	72,904,322
Discount for fair value	2	-	(1,321,292)
Receivables from oil and liquid sales		14,136,891	4,588,628
Debtors in litigation		22,638,923	20,670,270
Related parties		2,551,077	1,014,243
Other	29.g	7,313,290	12,261,529
Allowance for doubtful accounts		(75,455,625)	(66,610,421)
Trade receivables, net		1,378,924,830	1,318,979,621

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: (Continuation)

	Note	09.30.2013	12.31.2012
Tax credits:
- Value added tax		68,103,001	47,720,578
- Tax on gross sales		2,479,567	2,991,057
- Income tax and minimum notional income tax		8,838,428	1,220,247
- Withholding of social security contributions		2,607,588	3,619,672
- Other tax credits		1,301,758	605,446
- Allowance for tax credits		(1,301,716)	(1,888,663)
Advances to suppliers		29,021,943	72,624,141
Advances to employees		4,845,235	4,094,995
Related parties		3,708,777	7,124,166
Prepaid expenses	29.g	18,810,702	25,824,330
Other receivables from non-electricity activities		27,779,250	27,521,000
Borrowings		3,155,540	6,045,342
Guarantee deposits		3,571,917	2,769,617
Deposits in litigation		1,874,053	4,215,761
Receivables from FOCEDE Resolution No. 347/12		87,676,725	3,789,000
Receivable from MMC		1,035,455,132	-
Receivables from the sale of financial instruments	2	17,802,165	14,348,862
Other		29,613,756	21,163,367
Allowance for other receivables		(34,521,893)	(21,225,170)
Other receivables, net		1,310,821,928	222,563,748

Total Current		2,689,746,758	1,541,543,369

NOTE 15: CASH AND CASH EQUIVALENTS

	09.30.2013	12.31.2012

Cash	2,571,399	1,821,923
Banks	216,067,502	88,729,161
Securities deposit	113,096	1,025,626
Time deposits	1,061,955	14,115,826
Investment funds	574,498,670	174,189,335
	794,312,622	279,881,871

NOTE 16: SHARE CAPITAL

At September 30, 2013 and December 31, 2012 the Company had 1,314,310,895 of shares with a par value of Ps. 1 each and entitled to 1 vote per share.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: TRADE AND OTHER PAYABLES

Non Current	Note	09.30.2013	12.31.2012

Suppliers		1,134,271	83,815,019
Customer contributions		115,496,094	95,722,750
Customer guarantees		59,419,055	57,784,582
Accounts payable		176,049,420	237,322,351

PUREE		301,865,709	1,277,760,644
Fines and bonuses		770,961,816	617,010,872
Guarantees executed		115,786,953	98,297,986
Other		-	772,068
Other liabilities		1,188,614,478	1,993,841,570

Total Non Current		1,364,663,898	2,231,163,921

Current

Suppliers		702,486,549	675,248,738
CAMMESA		2,264,031,248	698,608,610
Customer contributions		68,642,477	68,236,868
Funding contributions substations		60,923,010	53,286,000
Fees and royalties		3,247,296	7,010,556
Customer advances		1,964,914	1,288,203
Customer guarantees		1,174,273	1,096,740
Related parties	29.g	102,355	128,369
Accounts payable		3,102,572,122	1,504,904,084

PUREE		-	74,693,099
Fines and bonuses		34,947,986	45,031,170
Dividends payable		12,596,000	7,508,591
Advances for acqusition of subsidiaries		8,689,500	7,377,000
Liability with FOCEDE		20,790,943	3,789,000
Sundry payables		-	34,064,205
Liability with FOTAE		48,959,579	-
Other		6,752,899	10,611,475
Other liabilities		132,736,907	183,074,540

Total Current		3,235,309,029	1,687,978,624

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: BORROWINGS

Non Current	Note	09.30.2013	12.31.2012

Financial loans		76,210,069	121,444,859
Corporate bonds		2,199,645,624	2,097,038,169
Related parties	29.g	370,346,013	-
		2,646,201,706	2,218,483,028

Current

Bank overdrafts		89,115,253	160,755,144
VCP		145,428,245	80,793,936
Financial loans		245,474,769	97,205,856
Corporate bonds		329,180,297	273,817,176
Related parties	29.g	31,453,333	178,344,857
		840,651,897	790,916,969

The main variations in the Group's financial structure during the nine-month period ended September 30, 2013 and until the date of emission of these unaudited consolidated condensed interim financial statements are described below:

i.      CTG

Refinancing of CTG’s loans

On February 28, 2013, CTG renewed under a syndicated loan the open credit facilities for a total amount of Ps. 78.7 million with Banco Hipotecario S.A., Standard Bank Argentina S.A, Santander Rio S.A. and Citibank N.A. Principal is composed of two tranches, one in the amount of Ps. 61.3 million at the Private Badcor rate plus 375 basis points, and another in the amount of Ps. 17.4 million accruing interest at a 22.25% annual nominal fixed rate. Interest is repayable on a quarterly basis and whereas principal is repayable at 365 days as from the granting of the loan.

Corporate Bonds

During the month of March, 2013, CTG cancelled all its 2013 Corporate Bonds which had not been restructured in July 2007 for a face value of US$ 6.1 million.

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) effective as from February 13, 2013, on March 6, 2013, CTG issued Class 3 and 4 Corporate Bonds (“Class 3 and 4 CB”) for a face value of Ps. 36.7 million and US$ 9.5 million (converted at an initial exchange rate of Ps. 5.0448/US$) accruing interest at the Private Badlar rate plus a 400 basis points margin and at a 3% rate and finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned corporate bonds were wholly allocated to the refinancing of liabilities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

Out of all Class 3 and 4 CBs, Class 1 Corporate Bonds for a total Ps. 3.8 million and Class 2 Corporate Bonds for a total Ps. 14 million have been subscribed in kind. Class 1 CBs were wholly cancelled on March 6, 2013. After the issuance of Class 3 and 4 CBs, the outstanding Class 2 CBs amount to Ps. 37.7 net of CTG’s portfolio holdings.

After cancelling Class 1 Corporate Bonds and discounting Class 2 Corporate Bonds presented for the swap, the result of the issuance of Class 3 and 4 CBs, net of the placement commissions, resulted in a net income of funds amounting to approximately Ps. 23 million. These funds were used to repay short-term liabilities.

During the month of September 2013, CTG cancelled the remaining balance of its Class 2 Corporate Bonds.

ii.    CPB

Financing Cammesa II

On January 8, 2013, CPB signed a loan agreement with CAMMESA stipulating the terms for the financing of certain repair work delayed in units BBLATV29 and BBVLATV30 for an amount of Ps. 19.9 million plus the added-value tax pursuant to ES Resolution No. 146/02 so as to cover 70% of those maintenance costs.

On February 25, 2013, through Note No. B-78922-1, CAMMESA informed CPB of the modification to that financing pursuant to the provisions approved by ES Resolution No. 356/13 increasing financing to Ps. 32.7 million plus the added-value tax in order to expand to cover 100% of maintenance costs.

Payment of the requested amount will be made through partial advances based on the progress of the works and/or the provision of services and spare parts, and subject to CAMMESA’s financial capabilities. The requested amount will be paid back in 18 monthly, equal and consecutive installments of Ps. 1.8 million each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

As at the issuance hereof, CPB has received partial advances from this financing amounting to Ps. 38.6 million.

iii.  PEPASA

Global Programme of VCP

On March 27, 2013, PEPASA made the issuance of its Class 5 and Class 6 VCPs for an amount of Ps. 77.8 million and US$ 4.3 million (at an initial Ps. 5.1077 exchange rate), respectively. Class 5 VCPs accrue interest at an annual nominal floating rate equivalent to the Private BADLAR rate applicable to the interest periods on each payment date plus a 2.99% spread.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

Class 6 VCPs accrue interest at a 0.01% nominal annual fixed rate. For both classes, principal will be repaid in a lump sum in pesos 12 calendar months after the issuance date, and interest is payable on a quarterly basis. The funds raised through the issuance of these VCP will go to investments in physical assets.

On May 13, 2013, PEPASA cancelled all the Class 2 VCPs issued on May 11, 2011 in the amount of Ps. 32.6 million.

Furthermore, on October 3, 2013, PEPASA perfected the issuance of Class 7 VCPs with a face value of Ps. 65.4 million, accruing interest at a Private Badlar Rate plus a 4% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis. The balance of the exchanged Class 3 VCPs amounted to Ps 8.5 million.

Corporate Bonds Program

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 100 million (or its equivalent value in other currencies) dated March 19, 2013, on June 28, 2013, PEPASA issued Class 1 Corporate Bonds for a face value of Ps. 254.8 million accruing interest at the Private Badlar rate plus a 3% margin and finally maturing on June 28, 2016 as a productive investment computable under Section 35.k of the Insurance Activity General Rules and Regulations. Interests are payable on a quarterly basis.

Funds obtained through the issuance of these bonds will be destined to investments in physical assets and/ or to the payment of working capital.

Bank Loans

On September 27. 2013, PEPASA cancelled in whole its loan with the Industrial and Commercial Bank of China (Argentina) S.A. entered into on October 13, 2011 in the amount of Ps. 20 million.

iv.   CTLL

Meeting of CTLL`s Corporate Bondholders

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-        Interest 2013: It was resolved to capitalize interest maturing in March and September 2013.

-        Amortization: Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable sixty-six months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

-        Early Redemption: If you make an early redemption CTLL until the sixth year as from the issuance date, an additional amount equivalent to 50% of the interest rate multiplied by the amount of the capital pending payment and subject to redemption will be paid. If such redemption is made from the sixth year, this additional amount will be reduced to 25% of the interest rate. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time up to the corporate bonds' maturity date, no additional amount will be paid.

Bank loans

On April 5, 2013, Citibank NA’s Argentine branch granted financing to CTLL for an amount of Ps. 49 million, which accrues interest: (i) at a 19% rate for the period comprised between the disbursement date and July 1, 2013; (ii) at a 20.5% rate for the period comprised between July 1, 2013 and July 1, 2014; and (iii) 22.25% for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on April 1, 2014.

On September 27, 2013, Citibank NA’s Argentine branch disbursed the second tranche of this loan, in the amount of Ps. 24 million, which accrues interest: (i) at a 20.5% rate for the period comprised between the disbursement date and July 1, 2014; (ii) at a 22.25% rate for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on January 1, 2014.

v.     PESA

TGS Financing

On April 26, 2013, the parties agreed on the following amendments to the loan agreement:

i)      The maturity date will be October 6, 2014, automatic extendable for a single additional period of one year,

ii)     The loan will be paid at maturity or in advance through the full and unconditional assignment to TGS of all PESA’s rights and obligations under the ICSID Agreement in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in the Agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS.

iii)   In all cases, compensatory and punitive interest will be fully paid at maturity or in advance in freely available U.S. dollars.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

iv)   Principal will bear compensatory interest at a 6.8 % annual nominal rate plus VAT as from the loan’s effective date and until the date of this modification, at a 6.8 % annual nominal rate plus VAT until its maturity date, and in case the loan is extended, at the market rate to be determined for the following annual period as from October 6, 2014 and until the date all amounts owed under the loan are fully paid off. Compensatory interest will mature and be payable in a lump sum together with the cancellation of principal on the applicable maturity date.

NOTE 19: DEFERRED REVENUES

	09.30.2013	12.31.2012

Related to IFRIC 12	-	230,061,504
Customer contributions not subject to return	34,365,761	34,365,761
	34,365,761	264,427,265

NOTE 20: SALES

	Nine months to
	09.30.2013	09.30.2012

Sales of energy to the SPOT Market	503,482,298	2,027,387,572
Energy sales Resolution No. 220/07	175,200,661	312,818,084
Sales of energy to the Forward Market	393,708,813	383,306,397
Energy plus sales	185,971,823	146,709,442
Other sales	13,265,995	12,514,126
Generation subtotal	1,271,629,590	2,882,735,621

Energy sales	2,532,764,661	2,135,643,870
Right of use of posts	32,306,132	26,684,511
Connection and reconnection charges	3,419,932	4,146,389
Distribution subtotal	2,568,490,725	2,166,474,770

Gas sales	87,009,146	61,965,714
Oil and liquid sales	12,910,382	3,026,681
Other sales	14,178,631	4,412,822
Holding and others subtotal	114,098,159	69,405,217

Intersegment sales	4,511,395	3,658,213

Total sales	3,958,729,869	5,122,273,821

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21: COST OF SALES

	Nine months to
	09.30.2013	09.30.2012
Inventories at the beginning of the year	103,330,353	60,421,699

Loss for the period
Purchases of inventories and of energy from the distribution segment	1,557,266,339	1,394,254,050

Salaries and social benefits	675,295,293	432,704,767
Accrual of defined benefit plans	19,156,907	19,568,314
Fees and compensations for services	497,439,629	332,737,846
Property, plant and equipment depreciations	241,351,008	233,006,552
Intangible assets amortization	14,582,419	14,517,396
Depreciation of biological assets	30,611	39,801
Gas consumption	122,492,314	412,790,126
Purchase of energy	441,699,553	372,221,074
Fuel consumption	31,668,616	1,363,373,558
Transport of energy	18,061,908	14,997,556
Material and spare parts consumption	110,914,605	82,786,712
Penalties	194,455,068	68,932,401
Maintenance	85,964,026	38,511,081
Royalties and fees	30,463,344	24,016,424
Gas production	7,124,801	4,213,214
Rental and insurance	40,237,948	31,913,167
Surveillance and security	15,998,124	9,150,251
Taxes, rates and contributions	12,755,777	8,164,240
Communications	5,877,847	6,371,486
Other	14,219,296	10,350,395
Subtotal	2,579,789,094	3,480,366,361

Inventories at the end of the period	(77,307,805)	(105,560,322)
Cost of sales	4,163,077,981	4,829,481,788

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22: SELLING EXPENSES

	Nine months to
	09.30.2013	09.30.2012
Salaries and social benefits	133,823,400	85,084,165
Accrual of defined benefit plans	2,929,825	3,385,586
Fees and compensations for services	138,399,657	113,923,177
Property, plant and equipment depreciations	6,696,091	5,546,895
Penalties	41,020,000	7,339,938
Doubtful accounts	37,778,107	16,469,444
Surveillance and security	435,987	510,303
Taxes, rates and contributions	64,874,684	55,355,365
Communications	23,506,077	14,612,157
Other	448,752	2,796,799
Total selling expenses	449,912,580	305,023,829

NOTE 23: ADMINISTRATIVE EXPENSES

	Nine months to
	09.30.2013	09.30.2012
Salaries and social benefits	177,286,490	154,448,123
Accrual of defined benefit plans	3,289,357	3,571,768
Fees and compensations for services	96,664,283	68,778,475
Directors and Sindycs’ fees	13,319,660	14,815,024
Reserve for directors’ options	6,709,014	6,709,014
Property, plant and equipment depreciations	11,473,316	9,190,897
Intangible assets amortization	1,038,924	5,770,872
Material and spare parts consumption	4,928,753	2,691,459
Maintenance	1,128,225	3,315,238
Transport and per diem	2,391,254	3,639,293
Rental and insurance	22,993,518	17,834,598
Surveillance and security	8,320,380	3,977,291
Taxes, rates and contributions	17,694,451	20,274,499
Communications	4,020,970	3,162,966
Advertising and promotion	3,929,253	4,274,693
Other	6,660,964	7,883,363
Total administrative expenses	381,848,812	330,337,573

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24: OTHER OPERATING INCOME AND EXPENSES

		Nine months to
Other operating income	Note	09.30.2013	09.30.2012
Insurance recovery		123,644,657	134,574,492
Recovery of expenses		9,557,182	1,863,744
Recovery of provisions		4,851,466	16,006,143
Recovery of other operating costs		13,002,444	-
Recognition Agreement March	30	85,177,042	-
Dividends earned		6,876,038	1,581,532
Billing work to third parties		14,145,584	11,382,148
Commissions on municipal tax collection		4,841,129	4,950,744
Surplus Gas Injection Compensation Res. No. 1/13		11,822,404	-
Other		6,253,734	10,559,998
Total other operating income		280,171,680	180,918,801

Other operating loss
Allowances for contingencies		(22,491,807)	(19,505,976)
Voluntary retirements - bonus		(13,162,082)	(8,836,443)
Decreaeses in property, plant and equipment and intangible assets		(6,860,602)	(6,000,694)
Indemnities		(3,702,557)	(4,093,635)
Allowances for other receivables		(8,787,855)	-
Net expense techniques		(11,278,599)	(7,867,513)
Tax credits and debits		(60,880,957)	(56,366,233)
Third parties cost jobs		(6,261,054)	(6,876,350)
Donations and contributions		(2,901,674)	(4,473,571)
Other		(11,752,189)	(6,970,756)
Total other operating loss		(148,079,376)	(120,991,171)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: FINANCIAL RESULTS

	Nine months to
Finance income	09.30.2013	09.30.2012
Comercial interest	74,742,214	69,816,409
Financial interest	208,971,446	32,645,862
Other interest	962,215	-
Total finance income	284,675,875	102,462,271

Finance cost
Comercial interest	(242,885,774)	(4,529,000)
Fiscal interest	(40,695,872)	(19,448,577)
Financial interest	(298,901,316)	(292,502,620)
Other interest	(151,548)	(107,045)
Taxes and bank commissions	(14,974,388)	(8,302,930)
Other finance costs	(2,017,164)	(2,839,808)
Total finance cost	(599,626,062)	(327,729,980)

Other finance results
Foreing currency exchange difference	(424,572,647)	(232,365,090)
Result from repurchase of corporate bonds	68,638,668	21,451,233
Changes in the fair value of financial instruments	222,096,070	133,671,487
Discounted value measurement	(104,195,310)	(72,300,982)
Other finance results	47,549	(1,588,210)
Total other finance results	(237,985,670)	(151,131,562)
Other finance results, net	(552,935,857)	(376,399,271)

NOTE 26: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the earnings (loss) attributable to the Company’s shareholders’ equity interest holders by the weighted average of outstanding common shares during that period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing business.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

The calculation of earnings (loss) per diluted share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, the diluted share result thus equaling the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the 2013 and 2012 periods, and for discontinued operations during the 2013 period.

	09.30.2013	09.30.2012
Earnings (Loss) attributable to the equity holders of the company during the period from continuing operations	470,340,934	(414,686,584)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic and diluted earnings (loss) per share from continuing operations	0.3579	(0.3155)

	09.30.2013	09.30.2012
(Loss) earnings attributable to the equity holders of the company during the period for discontinued operations	(85,698,445)	33,293,914
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic (loss) earnings per share from discontinued operations	(0.0652)	0.0253

		09.30.2012
Earnings attributable to the equity holders of the company during the period for discontinued operations		33,293,914
Weighted average amount of outstanding shares		1,314,310,895
Adjustments for stock options		110,144,773
Weighted average amount of outstanding shares for diluted profit per share		1,424,455,668
Diluted earnings per share from discontinued operations		0.0234

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by of the direct and indirect equity interest in  CTLL, HINISA, HIDISA, CTG, CPB, Powerco, ENDISA, EGSSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by of the indirect equity interest through Citece in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries AESEBA, and the subsidiaries of the latter. As of September 30, 2013, and pursuant to the divestment mentioned in Note 31, the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by of financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of comprehensive income at September 30, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	1,271,629,590	272,977,553	2,568,490,725	114,098,159	-	4,227,196,027
Intersegment sales	2,002,563	1,326,832	-	28,867,940	(26,359,108)	5,838,227
Cost of sales	(1,123,294,439)	(251,680,243)	(2,984,907,826)	(70,952,791)	16,077,075	(4,414,758,224)
Gross profit	150,337,714	22,624,142	(416,417,101)	72,013,308	(10,282,033)	(181,723,970)

Selling expenses	(44,093,772)	-	(401,367,959)	(4,450,849)	-	(449,912,580)
Administrative expenses	(100,012,221)	(59,336,700)	(228,601,991)	(61,472,682)	8,279,470	(441,144,124)
Other operating income	226,461,029	982,761	27,863,459	25,845,390	-	281,152,639
Other operating expenses	(29,563,245)	(10,665)	(105,703,633)	(12,801,833)	-	(148,079,376)
Share profit of joint ventures	-	-	3,902	-	-	3,902
Share profit of associates	-	-	-	1,455,140	-	1,455,140
Subtotal Operating profit (loss) before Resolution ES No. 250/13	203,129,505	(35,740,462)	(1,124,223,323)	20,588,474	(2,002,563)	(938,248,369)
Higher Costs Recognition - Resolution ES No. 250/13	-	-	2,212,623,330	-	-	2,212,623,330
Operating profit (loss)	203,129,505	(35,740,462)	1,088,400,007	20,588,474	(2,002,563)	1,274,374,961

Finance income	48,167,722	117,791,028	243,384,011	4,829,440	(11,705,298)	402,466,903
Finance cost	(166,463,728)	(44,968,865)	(410,033,195)	(34,798,568)	11,677,751	(644,586,605)
Other finance results	(253,327,288)	(56,794,099)	(232,725,771)	248,067,389	-	(294,779,769)
Profit (Loss) before income tax	(168,493,789)	(19,712,398)	689,025,052	238,686,735	(2,030,110)	737,475,490

Income tax	70,021,525	6,059,656	61,251,291	(12,068,615)	-	125,263,857
(Loss) Profit for the period from continuing operations	(98,472,264)	(13,652,742)	750,276,343	226,618,120	(2,030,110)	862,739,347

Discontinued operations	-	(2,788,245)	(128,888,439)	-	2,030,110	(129,646,574)
Adjustment non-controlling interest in joint ventures	-	5,997,693	-	-	-	5,997,693
Total comprehensive (loss) profit of the period	(98,472,264)	(10,443,294)	621,387,904	226,618,120	-	739,090,466

Total (loss) profit attributable to:
Owners of the Company	(99,396,333)	(10,443,294)	267,863,996	226,618,120	-	384,642,489
Non - controlling interest	924,069	-	353,523,908	-	-	354,447,977

Depreciation and amortization (2)	74,395,411	31,351,324	165,417,040	42,068,932	-	313,232,707

Additional consolidated information as of September 30, 2013
Assets	3,578,905,575	898,089,794	7,458,085,732	2,171,355,014	(468,660,793)	13,637,775,322
Liabilities	2,481,806,324	633,455,651	6,805,720,180	1,066,185,451	(468,660,793)	10,518,506,813

(1) Includes financial results generated by financial debt issued by EASA for Ps. 130.3 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of comprehensive income at September 30, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	2,882,735,621	186,786,504	2,166,474,770	69,405,217	-	5,305,402,112
Intersegment sales	13,187,317	5,998,860	-	71,157,064	(80,686,168)	9,657,073
Cost of sales	(2,532,482,337)	(195,132,541)	(2,273,627,401)	(36,990,379)	13,618,329	(5,024,614,329)
Gross profit	363,440,601	(2,347,177)	(107,152,631)	103,571,902	(67,067,839)	290,444,856

Selling expenses	(41,319,456)	-	(260,516,173)	(3,188,200)	-	(305,023,829)
Administrative expenses	(106,113,437)	(45,475,404)	(178,349,130)	(112,916,688)	67,067,839	(375,786,820)
Other operating income	137,153,699	504,931	27,898,087	15,867,013	-	181,423,730
Other operating expenses	(26,677,366)	(11,494)	(91,202,834)	(3,099,477)	-	(120,991,171)
Loss of joint ventures	-	-	(21,175)	-	-	(21,175)
Share profit of associates	-	-	-	(2,053,714)	-	(2,053,714)
Impairment of property, plant and equipment	(108,283,569)	-	-	-	-	(108,283,569)
Operating profit (loss)	218,200,472	(47,329,144)	(609,343,856)	(1,819,164)	-	(440,291,692)

Finance income	51,598,298	57,793,013	55,991,974	1,240,604	(6,368,605)	160,255,284
Finance cost	(154,226,454)	(38,213,447)	(147,300,192)	(32,564,722)	6,368,605	(365,936,210)
Other finance results	(116,814,486)	(19,211,514)	(135,577,300)	101,259,816	-	(170,343,484)
Profit (Loss) before income tax	(1,242,170)	(46,961,092)	(836,229,374)	68,116,534	-	(816,316,102)

Income tax	2,479,822	15,333,106	75,941,764	(4,459,047)	-	89,295,645
Profit (Loss) for the period from continuing operations	1,237,652	(31,627,986)	(760,287,610)	63,657,487	-	(727,020,457)

Discontinued operations	-	(1,530,603)	67,581,000	-	-	66,050,397
Adjustment non-controlling interest in joint ventures	-	14,587,978	-	-	-	14,587,978
Total comprehensive profit (loss) of the period	1,237,652	(18,570,611)	(692,706,610)	63,657,487	-	(646,382,082)

Total profit (loss) attributable to:
Owners of the Company	(7,134,422)	(18,570,611)	(419,345,124)	63,657,487	-	(381,392,670)
Non - controlling interest	8,372,074	-	(273,361,486)	-	-	(264,989,412)

Depreciation and amortization (2)	95,197,765	28,800,563	156,250,394	23,333,268	-	303,581,990

Additional consolidated information as of December 31, 2012
Assets	3,355,134,824	851,266,469	6,762,476,788	1,387,430,604	(332,909,916)	12,023,398,769
Liabilities	2,115,695,457	571,389,759	6,640,806,209	570,001,566	(332,909,916)	9,564,983,075

(1) Includes financial results generated by financial debt issued by EASA for Ps. 45.7 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the participation in those companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Comprehensive Income and Statement of financial position.

In this sense, the reconciliation between the segment information and the consolidated condensed interim comprehensive income statement is presented below:

Consolidated statement of comprehensive income at September 30, 2013	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	4,227,196,027	(272,977,553)	3,954,218,474
Intersegment sales	5,838,227	(1,326,832)	4,511,395
Cost of sales	(4,414,758,224)	251,680,243	(4,163,077,981)
Gross loss	(181,723,970)	(22,624,142)	(204,348,112)

Selling expenses	(449,912,580)	-	(449,912,580)
Administrative expenses	(441,144,124)	59,295,312	(381,848,812)
Other operating income	281,152,639	(980,959)	280,171,680
Other operating expenses	(148,079,376)	-	(148,079,376)
Share loss of Joint Ventures	3,902	(10,384,723)	(10,380,821)
Share profit of associates	1,455,140	-	1,455,140
Operating profit before Resolution ES No. 250/13	(938,248,369)	25,305,488	(912,942,881)
Higher Costs Recognition - Resolution ES No. 250/13	2,212,623,330	-	2,212,623,330
Operating profit	1,274,374,961	25,305,488	1,299,680,449

Finance income	402,466,903	(117,791,028)	284,675,875
Finance cost	(644,586,605)	44,960,543	(599,626,062)
Other finance results	(294,779,769)	56,794,099	(237,985,670)
Finance results, net	(536,899,471)	(16,036,386)	(552,935,857)
Profit before income tax	737,475,490	9,269,102	746,744,592

Income tax	125,263,857	(6,059,654)	119,204,203
Profit before income tax	862,739,347	3,209,448	865,948,795

Discontinued operations	(129,646,574)	2,788,245	(126,858,329)
Adjustment non-controlling interest in Joint Ventures	5,997,693	(5,997,693)	-
Profit for the period	739,090,466	-	739,090,466

Depreciation and amortization	313,232,707	(31,351,324)	281,881,383

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Additional consolidated information as of September 30, 2013	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	13,637,775,322	(755,544,882)	12,882,230,440
Liabilities	10,518,506,813	(633,442,025)	9,885,064,788

Consolidated statement of comprehensive income at September 30, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	5,305,402,112	(186,786,504)	5,118,615,608
Intersegment sales	9,657,073	(5,998,860)	3,658,213
Cost of sales	(5,024,614,329)	195,132,541	(4,829,481,788)
Gross loss	290,444,856	2,347,177	292,792,033

Selling expenses	(305,023,829)	-	(305,023,829)
Administrative expenses	(375,786,820)	45,449,247	(330,337,573)
Other operating income	181,423,730	(504,929)	180,918,801
Other operating expenses	(120,991,171)	-	(120,991,171)
Share loss of Joint Ventures	(21,175)	(18,391,115)	(18,412,290)
Share profit of associates	(2,053,714)	-	(2,053,714)
Impairment of property, plant and equipment	(108,283,569)	-	(108,283,569)
Operating (loss) profit	(440,291,692)	28,900,380	(411,391,312)

Finance income	160,255,284	(57,793,013)	102,462,271
Finance cost	(365,936,210)	38,206,230	(327,729,980)
Other finance results	(170,343,484)	19,211,922	(151,131,562)
Finance results, net	(376,024,410)	(374,861)	(376,399,271)
(Loss) Profit before income tax	(816,316,102)	28,525,519	(787,790,583)

Income tax	89,295,645	(15,468,144)	73,827,501
Profit before income tax	(727,020,457)	13,057,375	(713,963,082)

Discontinued operations	66,050,397	1,530,603	67,581,000
Adjustment non-controlling interest in Joint Ventures	14,587,978	(14,587,978)	-
(Loss) for the period	(646,382,082)	-	(646,382,082)

Depreciation and amortization	303,581,990	(28,800,563)	274,781,427

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,023,398,769	(699,473,658)	11,323,925,111
Liabilities	9,564,983,075	(571,373,108)	8,993,609,967

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets measured at fair value and classified according to their hierarchy as of September 30, 2013 and December 31, 2012. The Company does not have any financial liabilities measured at fair value as of the stated dates.

As of September 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	285,752	-	-	285,752
Government securities	27,622,198	3,451,720	-	31,073,918
Rights Trust	-	70,783,750	-	70,783,750
Shares	86,402,052	-	70,630	86,472,682
Trust	-	394,522,847	-	394,522,847
Cash and cash equivalents
Investment funds	574,498,670	-	-	574,498,670
Total assets	688,808,672	468,758,317	70,630	1,157,637,619

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	26,365,059	-	-	26,365,059
Government securities	78,632,696	5,502,218	-	84,134,914
Shares	64,803,704	-	70,630	64,874,334
Trust	-	241,829,350	-	241,829,350
Cash and cash equivalents
Investment funds	174,189,335	-	-	174,189,335
Total assets	343,990,794	247,331,568	70,630	591,392,992

The techniques used for the measurement of assets at fair value with changes in profits/ losses, classified as Level 2, are detailed below:

- Public debt securities: at the current value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: it was determined based on the measurement of the underlying fair value, which amounts to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s main assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, which does not significantly differ from its market value.

- Trust Rights: as from the underlying securities’ fair value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: RELATED PARTIES´ TRANSACTIONS

The following operation carried out with related parties:

a)    Sales of goods and services

	Nine months to
	09.30.2013	09.30.2012
Joint ventures
Transener	4,511,395	3,658,213

Other related parties
CYCSA	796,992	-
	5,308,387	3,658,213

Principally correspond to advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)      Purchases of goods and services

	Nine months to
	09.30.2013	09.30.2012
Joint ventures
Transener	(1,326,832)	(5,998,860)
	(1,326,832)	(5,998,860)

Correspond to maintenance services.

c)     Other operating income

	Nine months to
	09.30.2013	09.30.2012
Other related parties
CYCSA	3,420,919	2,689,305
	3,420,919	2,689,305

Correspond to royalties for the use of the distribution network.

d)    Other operating expenses

	Nine months to
	09.30.2013	09.30.2012
Other related parties
Foundation	2,600,000	4,200,000
	2,600,000	4,200,000

Correspond to donations.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: (Continuation)

e)     Financial cost

	Nine months to
	09.30.2013	09.30.2012
Other related parties
PYSSA	(72,965)	(51,896)
TGS	(6,958,921)	(6,372,981)
	(7,031,886)	(6,424,877)

Correspond mainly to interest on loans received.

f) Capital Integration

	09.30.2013	09.30.2012
Joint ventures
Citelec	(1,198,434)	-
	(1,198,434)	-

g)    Balances with related parties:

As of September 30, 2013	Trade receivables	Other receivables		Accounts payable	Borrowings
	Current	Non Current	Current	Current	Current	Non Current
Joint ventures
Transener	2,309,987	-	-	102,355	-	-
Other related parties
CIESA	-	8,642,295	-	-	-	-
CYCSA	241,090	-	3,708,777	-	-	-
Orígenes Retiro	-	-	-	-	31,453,333	200,000,000
TGS	-	-	-	-	-	170,346,013
	2,551,077	8,642,295	3,708,777	102,355	31,453,333	370,346,013

As of December 31, 2012	Trade receivables	Other receivables		Accounts payable	Borrowings
	Current	Non Current	Current	Current	Current
Joint ventures
Transener	1,014,243	-	25,671	128,369	-
Other related parties
CIESA	-	6,671,076	-	-	-
CYCSA	-	-	356,365	-	-
Grupo Dolphin	-	-	254,100	-	-
Orígenes Retiro	-	-	-	-	40,296,833
TGS	-	-	6,488,030	-	138,048,024
	1,014,243	6,671,076	7,124,166	128,369	178,344,857

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: CONTINGENCIES

As at the issuance of these condensed interim consolidated financial statements, there are no significant changes regarding the situation disclosed by the Company as at December 31, 2012 with the exception of the following:

i.      Edenor

Edenor S.A. c/ Res. ENRE No. 32/11

i)      Purpose: By this action, Edenor challenges such resolution, which established the following:

-          That Edenor be fined in the amount of Ps. 0.8 million due to its failure to comply with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

-          That Edenor be fined in the amount of Ps. 0.4 million due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/99 of the ENRE.

-          That Edenor customers be paid as compensation for the power cuts suffered the following amounts: Ps. 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 to those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

ii)     Amount: Ps. 22.4 million.

Procedural stage of the proceedings: on July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place at the date of issuance of these consolidated financial statements. Furthermore, on October 28, 2011 Edenor filed an appeal (“Queja por Recurso Denegado”) to the CSJN requesting that the rejected extraordinary federal appeal be sustained. On April 24, 2013, Edenor was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, Edenor filed an ordinary appeal (“Recurso Ordinario de Apelación”) with the CSJN. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed with the same Court. As of the date of this report, no decision has yet been issued on the two appeals lodged by Edenor.

iii)   Conclusion: At the end of the period ended September 30, 2013, the provision recorded in relation to the aforementioned compensations amounts to Ps. 34.9 million including principal amount and accrued interest. It is estimated that this case will not be terminated in 2013.

Edenor S.A. c/ ENRE s/ Amparo

i)      Purpose: the adoption by the ENRE, in the performance of its duties, of those measures which in the opinion of Edenor are not only urgently needed but also essential for the provision of the public service of electricity distribution and sale on a continuous, regular and safe basis as stipulated in the “Concession Agreement”.

ii)     Amount: not specified in the complaint.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

iii)   Procedural stage of the proceedings: With the publication of Resolution ES  No. 250/13, the SE, in Edenor’s opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding Edenor’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason that claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account what has been previously mentioned, Edenor brought the legal action mentioned in Note 2 Section Distribution point a, order to interrupt the procedural term to which Section 31 of Law 19,549 refers.

ii.    CTLL

Legal actions for breaches by the Contractor

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 176 MW) and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor, which claims as follows:

(i)         The granting of the provisional reception certificate under the Construction Agreement;

(ii)       The return of the amounts collected by CTLL through the execution of the sureties issued by BBVA and Commerzbank AG for a total amount of US$ 19 million;

(iii)      The payment of the last contractual milestone, which had received a discount by the Contractor, valued in US$ 18 million;

(iv)     The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

CTLL filed a counterclaim against the Contractor seeking a whole redress of the serious injuries sustained as a result of the above mentioned breaches.

In the course of litigation, the Contractor successfully requested two injunctive orders before Argentine Commercial Courts to guarantee the result of the arbitration; to such effect, two attachments were placed on CTLL (one in December 2011 and the other in October 2012) for a total amount of US$ 22.6 million, which were wholly substituted by two guarantee insurance.

On March 27, 2013, the parties filed the statements of legal grounds for their respective claims in the arbitration conducted under the rules of the International Chamber of Commerce. The Contractor assessed its claims in the amount of US$ 97.5 million, including US$ 71.5 million for reputational damages. Likewise, CTLL assessed its claims in the total amount of US$ 148.3 million, and later restated this amount to US$ 228.2 million on account of the damages sustained as a result of the accident which took place in the Plant on November 14, 2012, which is described below.

On July 26, 2013, the parties filed their answers to the complaint and the counterclaim and on October 15, 2013, the corresponding answers to such pleadings. The next procedural stage will be the hearing of witnesses and expert witnesses, which is contemplated to take place in February, 2014.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

New accident in the generating plant

On November 14, 2012, the transportation facilities connecting CTLL with the MEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

As at the issuance hereof, the TV Unit has been repaired and is commercially operative since last June 13.

CTLL requested the Arbitration Court to allow for the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator. The Arbitration Court passed a procedural order upholding CTLL’s request.

Claim compensation insurers

As regards this last accident, CTLL has made the necessary filings with the insurance companies to receive the compensations for the damages sustained as a result of the new failure and to minimize losses in connection with the WEM Supply Agreement. During the month of September, 2013, CTLL, following the usual procedures for this kind of accidents, filed a claim for final settlement to the insurance companies for the total and final amount of US$ 43.7 million, after deducting the collected advances that totals US$ 23 million as at these Consolidated Condensed Interim Financial Statements’ closing date.

Due to the specificities of the accident, CTLL notified the ES and CAMMESA of the existence of a Force Majeure event pursuant to the provisions of Agreement No. 220, and, therefore, unavailability penalties should not apply as a result of such event.

Even though CTLL has submitted evidence of the existence of a Force Majeure event to the ES and CAMMESA, CAMMESA rejected such request and included unavailability penalties resulting from such Force Majeure event in the economic transaction documents (“ETD”) from November, 2012 to June, 2013. In response to that, CTLL has requested CAMMESA its rectification and has made new filings with the ES so that it should grant a decision on this issue (which has not occurred as at the date hereof).

As a result of the application by CAMMESA of the unavailability penalties during the whole stated period and although the legal subrogation of rights set forth by Section 80 of Insurance Law No. 17,418 has fully operated, CTLL and the insurance companies have agreed the following regarding penalties imposed on CTLL:

(i)         that CTLL should continue furthering the procedure for the recovery of the penalties before the competent authorities;

(ii)       that should the ES sustain CTLL’s request and order CAMMESA to return the amounts debited as penalties, CTLL undertakes to reimburse those amounts to the insurance companies pro rata to the penalties compensated by the insurance companies;

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

(iii)      that in case the Force Majeure claim is rejected by the ES, CTLL and the insurance companies should mutually agree on the course of action to follow to properly safeguard their corresponding rights;

(iv)     that CTLL undertakes to place at the insurance companies’ disposal all commercial and/or any other kind of documents issued by CAMMESA regarding its receivables so that they can exercise the controls they may deem appropriate regarding the collection of penalties through any means.

As at the issuance date of these financial statements, CTLL has received advances from insurance companies amounting to Ps. 208 million (US$ 37.7 million).

Economic Recognition by the Contractor

On March 30, 2011 CTLL accepted a proposal by the Contractor (the “March Agreement”) whereby the Contractor granted CTLL an economic recognition, which would be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the agreement, the recognized amount was valued at US$ 18 million.

In view of the progress of the different stages of the arbitration proceeding and the recent filing of the statement of legal grounds of the complaint by the Contractor and the answer filed by CTLL, which allowed CTLL to get to know the merits of the claims, expert legal counselors consider that the Contractor’s arbitration claim for the payment of the last contractual milestone and the nullity of the recognition are highly unlikely to succeed. Therefore, even though the Provisional Reception of the Works required by the specific Agreements has not taken place, as at September 30, 2013, CTLL recorded as income the economic recognition granted by the Contractor pursuant to the March Agreement in the amount of Ps. 85.2 million, and it has offset the liabilities recorded for the last payment milestone under the agreements for the same amount.

Gross Income Taxes

CTLL submitted a note to the Province of Neuquén’s Revenue Department in order to inform it that CTLL considers that the electric power generation activity conducted in that province should be covered by Section 12 of Law No. 15,336. Pursuant to this article, income derived from the generation of electric power is exempt from the provincial gross income tax.

As at September 30, 2013, a provision is held for the gross income tax liability that would have been determined for the April – September 2013 period, in case the electric power-derived income had been taxed, for a total amount of Ps. 23.6 million, including compensatory interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

iii.  CTG

Legal proceeding with DESA

As at the date of these Condensed Consolidated Interim Financial Statements, CTG is a defendant in a proceeding brought by DESA. The complaint seeks to enforce the performance of a contract entered into between the parties and to collect differences in the settlement of fees paid to the plaintiff pursuant to this contract. On December 30, 2011, judgment was rendered partially upholding the complaint, and CTG was sentenced to pay the money differences resulting from the settlement of fees for the challenged periods as requested by the plaintiff, and dismissing the plaintiff’s claim regarding the recognition of fees after its termination. It should be pointed out that the plaintiff has not determined the amount in its complaint. CTG and DESA appealed the judgment.

On May 21, 2013, the Federal Chamber of Appeals in Commercial Matters (the “Cámara”)  passed a final judgment totally revoking the first-instance decision, that is: (i) it dismissed the request for payment of differences in the 2006/2007 fees settlement; (ii) it sustained the request for the continuation of the contract, ordering CTG to pay DESA fees for the whole life of the contract between CTG and CEMSA, for which liquidation should practice. Furthermore, it modified the attribution of court costs assessed in the previous judgment by establishing that court fees corresponding to both procedural stages would be borne in the following proportion: 60% by CTG and the remaining 40% by the plaintiff.

On May 24, 2013, CTG filed a request for clarification as regards item (ii) of the previous paragraph, since the judgment stated that “fees apply to the whole life of the contract between CTG and CEMSA”, requesting the Court to clarify that the plaintiff’s fees refer exclusively to the contract effective as from May 1, 2007, and does not comprise any other contract which may have been entered into between CTG and CEMSA.

On May 30, 2013, Panel C held as follows: “Since it is sufficiently clear that the judgment refers to the contract entered into between CTG and CEMSA on May 1, 2007, the motion for clarification filed by the defendant should be dismissed”.

It should be pointed out that the previously mentioned Contract had a very specific operation in view of the dispatch conditions of the Argentine Interconnection System —SADI— and the Contract's administration procedure by the Republic of Argentina’s OED based on the applicable regulations in force at that time. Therefore, between May 1, 2007 and October 31, 2007 the contract only allowed CEMSA to support exports to the Eastern Republic of Uruguay for 8 days.

In view of this, on November 7, 2007 CTG and CEMSA agreed to cancel the Commercialization Agreement for 150 MW to support exports to the Eastern Republic of Uruguay and with retroactive effects to May 8, 2007, and entered into a new Marketing Agreement for 150 MW to support exports to the Eastern Republic of Uruguay for the September 1, 2007 – October 31, 2009 period.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

In furtherance of the Chamber of Appeals’ decision, CTG has drawn up and submitted the settlement for the May 1-August 30, 2007 period in the amount of Ps. 59,998.

The plaintiff challenged this settlement, suggesting it should amount to approximately Ps. 25 million and, consequently, filed a motion requesting that CTG should make a new settlement.

On October 10, 2013, the judge hearing the case disallowed the challenge filed by the plaintiff and sustained CTG’s settlement. Once this decision becomes final and conclusive judgment, CTG will pay the previously mentioned amount.

CTG’s legal counselors have informed that the plaintiff will certainly appeal the decision and, consequently, the Chamber of Appeals will decide whether to confirm the approved settlement or to provide for a new one.

As at the date of issuance of these financial statements, CTLL has not been served notice of any appeal.

As of September 30, 2013, a provision in the amount of Ps 4.6 million is recorded regarding this lawsuit. Despite the ruling was favorable to CTG, taking into consideration that there have been totally contradicting decisions during the course of the proceeding, CTG’s management deems it prudent not to modify the recorded provision until the settlement is finally and conclusively approved.

iv.   PESA and subsidiaries

Minimum Notional Income Tax

During the month of May 2013, the Company and its subsidiaries CTLL, EGSSA, EGSSAH and EASA filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP – DGI in order to obtain assurance as to the application of the minimum notional income tax for the fiscal year 2012 based on the decision by the CSJN in “Hermitage” passed on June 15, 2010.

Furthermore, the Company and its subsidiaries CTLL, EGSSA, EGSSAH and EASA requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings on the tax for the fiscal year 2012 and the tax advances for the fiscal period 2013. As at the date of these financial statements issuance, the intervening Court has not rendered a decision either on the injunctive order or on the substance of the claim.

As at September 30, 2013, the Company held a provision for the minimum notional income tax for fiscal periods 2010-2013 amounting to Ps. 123.1 million, including compensatory interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

On August 2, 2013, Edenor decided to adhere to the easy payment plan established by AFIP GR No. 3451/13, for an amount of Ps. 47 million relating to the minimum notional income tax for fiscal year 2011 (principal plus interest accrued through the date on which Edenor adhered to the plan). As a consequence of Edenor’s adherence to the aforementioned easy payment plan, the debt will be paid in sixteen monthly and consecutive installments at a monthly interest rate of 1.35%, with the first installment falling due on September 16, 2013. Additionally, on August 23, 2013, Edenor abandoned the petition for a declaratory judgment proceeding it had filed against the AFIP.

v.     HINISA and HIDISA

Income tax – Inflation adjustment

HINISA and HIDISA have assessed the income tax corresponding to fiscal year 2012 by applying the inflation adjustment mechanism, especially the provisions of Title VI of the Income Tax Law and the provisions on inflation adjustment for the amortization of intangible assets of Section 81.f of this Law and Section 128 of its Regulatory Decree, using to such effect the IPIM published by the National Institute of Statistics and Censuses based on its similarity with the parameters put forward in re “Candy S.A.” solved by the CSJN in which sentence on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

As of September 30, 2013 and until this issue is finally and conclusively solved, HINISA and HIDISA will hold a provision for the additional income tax liability that would have been determined assessable for the fiscal year 2012 in case the inflation adjustment has not been deducted. This provision amounts to Ps. 23 million, including compensatory interest.

vi.   CPB

As regards the Argentine Federal Administration of Public Income (AFIP)’s income tax inspection for fiscal years 2008 through 2011, the  moment of the deduction of certain income by CPB has been challenged. On July 31, 2013, CPB resolved to allow the tax claim and adhered to the Payment Plan regulated by General Resolution No. 3451/13 to regularize periods not barred by the statue of limitations for a total amount of Ps. 15.2 million, which will be paid up in 120 monthly installments.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

Sale of AESEBA/EDEN’s assets

In February 2013 Edenor received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the controlling company of EDEN. On February 27, 2013, Edenor Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately US$ 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to Ps. 334 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and Edenor.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of Ps. 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, Edenor received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

At the date of these unaudited consolidated condensed interim financial statements, the Trust has purchased US$ 10 million and US$ 50.3 million nominal value of Edenor Corporate Notes due in 2017 and 2022, respectively. Subsequent to the closing date of the period, the Trust made additional purchases for US$ 4 million nominal value of Corporate Notes due in 2022.

In this manner, Edenor divested the AESEBA segment, which resulted in a loss of Ps. 96.5 million, included within the profit (loss) for the period - discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by the Company insofar as such transaction takes place. At September 30, 2013, and due to the repurchases of the Company’s own debt made by the Trust, Edenor recorded a gain of Ps. 65.7 million, included in the “Other financial expense” line item of the statement of comprehensive income (loss).

Offer to sell EMDERSA/EDELAR’s assets

On September 17, 2013, Edenor Board of Directors approved the sending to ERSA and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by Edenor in EMDERSA, the parent company of EDELAR, and (ii) the onerous cession of certain receivables which Edenor has with EMDERSA and EDELAR.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

On October 4, 2013, Edenor received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013.

The price agreed upon in the aforementioned agreement amounts to Ps. 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

Furthermore, on August 5, 2013 Edenor was notified of ENRE Resolution No. 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by the Company in March 2011 had been complied with, formally authorizing the acquisition thereof.

MAN Engines

The Company has disposed for sale the main asset of its subsidiary Energía Distribuida SA (MAN Engines).

The main types of assets and liabilities that compose the assets classified as held for sale and liabilities associated to assets classified as held for sale are:

	09.30.2013	12.31.2012

Property, plant and equipment (1)	173,838,085	112,183,646
Intangible assets	2,438,637	-
Trade and other receivables	75,977,655	73,838,056
Deferred tax asset	39,739,555	36,873,121
Inventories	1,386,586	1,147,690
Cash and cash equivalents	18,945,450	11,154,421
Total assets classified as held for sale	312,325,968	235,196,934

Trade and other payables	166,701,438	125,818,661
Borrowings	39,160,658	4,622,697
Salaries and social security payable	16,641,335	10,011,859
Defined benefit plans	4,505,862	-
Taxes payable	10,987,736	6,073,425
Provisions	9,460,758	9,309,881
Total liabilities associated to assets classified as held for sale	247,457,787	155,836,523

(1) The breakdown is:
Property, plant and equipment acording to Note	263,898,372	195,099,354
Impairment adjustment to net realizable value	(90,060,287)	(82,915,708)
	173,838,085	112,183,646

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

The consolidated financial statements related to discontinued operations are disclosed below

a.       Statement of comprehensive income

	09.30.2013	09.30.2012

Sales	408,647,206	1,005,179,000
Cost of sales	(275,630,742)	(691,023,000)
Gross profit	133,016,464	314,156,000

Selling expenses	(56,439,207)	(107,452,000)
Administrative expenses	(36,856,088)	(74,973,000)
Other operating income	(735,177)	1,884,000
Other operating expenses	(33,779,564)	(8,776,000)
Operating income	5,206,428	124,839,000

Financial income	14,802,397	29,858,000
Financial cost	(28,576,161)	(57,211,000)
Other finance results	(7,472,520)	(4,547,000)
Financial results, net	(21,246,284)	(31,900,000)
(Loss) income before income tax	(16,039,856)	92,939,000

Income tax	(7,135,619)	(26,384,000)
(Loss) Income after income tax	(23,175,475)	66,555,000

Impairment of assets classified as held for sale	(7,144,579)	-
(Loss) Income on sale of assets classified as held for sale	(185,960,015)	1,026,000
Income tax	89,421,740	-
Total (loss) income of the period	(126,858,329)	67,581,000

Total (loss) income of the period attributable to:
Owners of the company	(85,698,445)	33,293,914
Non - controlling interest	(41,159,884)	34,287,086
	(126,858,329)	67,581,000

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

Distribution

In the last two fiscal years ended December 31, 2012 and 2011, Edenor recorded negative operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (MMC), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led Edenor to report negative equity as of March 31, 2013.  As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through February 2013, occurred in the second quarter of this year, Edenor turned its accumulated deficit at March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i)  reducing certain specified costs, including the reduction of top management personnel’s fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

Additionally, Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context, the ENRE has issued Resolution No. 347/12, which established the application of fixed and variable charges that allowed Edenor to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the aforementioned deficit.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, on December 28, 2012,  an action for the protection of the Edenor’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in Edenor’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that Edenor is required to provide under the concession agreement on a continuous, regular and safe basis.

Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 Edenor found itself forced to partially cancel, on a temporary basis, the obligations with the MEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that Edenor is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution No. 1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  In this direction, the ENRE and CAMMESA sent notices to Edenor demanding payment of such debt, which have been duly replied by Edenor.

In this context, and considering both the above-described situation and the negative equity reported in Edenor’s Financial Statements for the interim period ended March 31, 2013, the SE  issued Resolution No. 250/13, published in the Official Gazette on May 15, 2013, which, among other issues, determined and approved the values of the adjustments resulting from the MMC, to which Edenor is entitled, for the period May 2007 through February 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA as detailed in Note 2.

In this manner, the SE, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that Edenor tried to rectify with the filing of the action for the protection of its rights (“acción de amparo”). This solution, in addition to the requirement imposed by the SE through Resolution No. 250/13, led Edenor to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action (Note 30.i).

Consequently, as described in Note 2, these financial statements include the effects of such resolution, which resulted mainly in Edenor recording a positive balance in the retained earnings account rather than accumulated deficit, in accordance with that mentioned in the preceding paragraphs.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Although the effects of this resolution are a significant step towards the recovery of Edenor’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the MMC adjustment requests made in the last years, such resolution does not provide a definitive solution to Edenor’s economic and financial equation due to the fact that the level of revenue generated by the electricity rate schedules in effect, even after applying Resolution ES  No. 250/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that Edenor is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of an offsetting mechanism similar to that implemented by Resolution No. 250/13 is to be authorized by the SE by way of a new administrative act.

In spite of the above-mentioned, Edenor Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous year in this regard continued during the period being reported, thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution No. 347/12, the funds derived from the PUREE, or the recognition of MMC values and the offsetting mechanism established by Resolution No. 250/13, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases or the implementation of another source of financing or offsetting mechanism, the Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going concern in the term of the next fiscal year, being obliged to defer once again certain payment obligations, as previously mentioned, or unable to comply with the agreed-upon salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim consolidated financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally. Therefore, they do not include the adjustments or reclassifications that might result from the outcome of this uncertainty.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Although the subsidiary Edenor represents approximately 60% of the Group's assets and approximately 65% of the Group’s revenue, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) The Company is not a guarantor of any indebtedness incurred by Edenor; iii) The Company does not depend financially on Edenor, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between the Company and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

The Company has made its projections in order to assess the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor, in the understanding that it will be granted a tariff increase according to the circumstances.

The allowance for recoverability recorded at December 31, 2012 has not changed significantly as of date of these interim condensed consolidated financial statements.

Transmission

Citelec estimates that if the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from the last quarter of 2012 persist, the economic and financial situation of Transener y Transba will continue deteriorating.

Even though it is still difficult to forecast the evolution of the topics stated in Note 2 and their possible impact on Citelec’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Citelec’s economic and financial equation. Citelec has prepared its Condensed Consolidated Interim Financial Statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Citelec’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

As regards to the participation in the joint venture Citelec, that company has made its projections in order to assess the recoverable value of its non-current assets based on its estimates on the final outcome of the tariff adjustments requested by its controlled companies Transener and Transba.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Generation

During this period, CPB’s economic and financial situation has continued to worsen, with an increase in operating losses and a shortfall of operating funds. The continuous imbalance between income and operating costs CPB is experiencing since late 2011 has resulted in a shortage of resources generating important delays in the replacement of certain components of the plant’s equipment and, consequently, limiting the production capacity of the generating units, which are working at about 50% of their rated power.

As a result, during this period CPB has started to bear penalties for failing to reach the minimum 80% availability undertaken under the loan agreement entered into with CAMMESA on March 21, 2011 pursuant to ES Resolution No. 146/02 and ES Notes No. 6157/10 and 7375/10. It should be pointed out that the agreement provides for the application of a maximum penalty equivalent to 25% of the value of the received financing’s principal.  The penalties received by CPB during the nine-month period ended September 30, 2013 amount to Ps. 4 million.

As of September 30, 2013, CPB’s working capital was negative in the amount of Ps. 69.6 million. It should be pointed out that CPB registers the following in borrowings: (i) CAMMESA’s financing under ES Note No. 6157/10 in the amount of Ps. 39.9 million (out of which Ps. 24 million is current), which is payable by the WEM; and (ii) CAMMESA’s financing under ES Resolution No. 146/02 in the amount of Ps. 40.6 million (out of which Ps. 22.4 million is current), the terms are expected to be renegotiated in order to alleviate CPB’s current financial situation.

Despite the additional cash inflows from the financing granted by CAMMESA pursuant to ES Resolution No. 146/02, which allowed CPB to perform a big number of delayed tasks in Unit 29 and to begin recovery works in Unit 30, these flows have been insufficient in the light of the important technical difficulties still faced by both units.

Specifically, CPB does not have sufficient funds to begin the major maintenance tasks in Unit 29 scheduled for the year 2014 or to perform the annual seasonable maintenance tasks scheduled for early 2014.

If the conditions prevailing as at the issuance of these Consolidated Condensed Interim Financial Statements persist, the management considers that CPB’s economic and financial situation will continue worsening, and it estimates negative cash flows and operating results and a deterioration of financial ratios for the rest of the period.

According to CPB’s management estimates, the new remuneration scheme implemented through ES Resolution No. 95/13 —even within a scenario of maximum availability of CPB’s units— would not allow to generate sufficient income during the following months to cover the minimum maintenance costs necessary to guarantee normal operating conditions for the generation dispatch during that same period.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

It should be pointed out that remunerative values fixed by Resolution 95/13 should be updated in the short term to cover the staff’s current costs and maintenance minimum costs. Additionally, is necessary that CPB should be able to access to a financing to be able to generate the resources necessary to make capital investments which have been postponed as a result of such deterioration and which are deemed essential to reach and maintain the plant’s operating capacity under normal availability conditions.

The execution of such measures is uncertain, not only regarding to terms but also to their final instrumentation. Since the uncertainty conditions during the previous year continued in the current fiscal period, if in the following months CPB does not obtain any financing mechanism from CAMMESA to cover the constant cost increases and the necessary capital investments, there is a significant risk that such situation may have a substantially adverse effect on CPB’s operations which may lead to a liabilities’ renegotiation process.

Taking into consideration that the actual implementation of the measures projected to revert the evidenced negative trend depends, among other factors, on the occurrence of certain events which are beyond CPB’s control, such as obtaining financing from CAMMESA under the same or similar conditions to those received under ES Notes No. 6157/10 and 7375/10 during 2010 and 2011, CPB’s Board of Directors understands that there is a great level of uncertainty regarding the company’s financial capacity to perform its obligations in the ordinary course of business, and that it may be obliged to postpone certain payment obligations or not be able to meet expectations regarding salary increases or third-party costs.

Despite that, CPB has prepared its Condensed Interim Financial Statements using the accounting principles applicable to an on-going business, assuming that CPB will continue operating on a normal basis and, therefore, these financial statements do not include the effects of any possible adjustments or reclassifications resulting from the resolution of this uncertainty.

Taking into consideration the implementation of ES Resolution No. 95/13, the industry’s new remuneration scheme has modified the projections made by CPB regarding the recoverability of its property, plant and equipment and deferred tax assets. CPB has revalued its discounted cash flows based mainly on the following assumptions:

i.       Discount rate: 11.6%.

ii.     Growth rate: 0%.

iii.    Plant’s availability factor: 85% on average.

iv.   The collection of the maximum remuneration provided for fixed costs through the new scheme (44 Ps./MW-hrp) based on the provisions of item iii.

v.     The capital investments necessary to keep the plant’s operating capacity under normal availability conditions would be afforded by CAMMESA through a financing scheme similar to that provided for by ES Notes No. 6157/10 and 7375/10, such as that granted to CPB through the loan agreement executed with CAMMESA on March 21, 2011.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

When estimating future cash flows, CPB’s management is required to make critical judgments. Actual cash flows and values may differ significantly from the expected future cash flows and their related values obtained through discount techniques. However, CPB’s Management can not ensure that the future performance of the variables used to make its projections will be in line with its estimates. Therefore, significant differences may arise in relation to the estimates used and assessments made as of the issuance date of these Condensed Consolidated Interim Financial Statements.

In view of the foregoing, CPB’s management continues analyzing different scenarios and possibilities to moderate or reduce the negative impact of CPB’s situation on its operating cash flows and to submit alternative courses of action for the shareholders’ consideration; however, the key aspect is still being able to generate the resources necessary to afford the capital investments necessary to fully recover the plant’s operating capacity.

The subsidiary CPB represents about 2% of the Group’s assets and approximately 8% of the income from the Group’s revenues. Additionally, the Company’s management considers that the uncertainty regarding its subsidiary CPB does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: (i) There is no financial dependence on CPB, as this subsidiary has not paid it any dividends since its acquisition date in 2007; (ii) As from the termination of the management agreement between the Company and CPB on November, 2012, there are no longer any significant balances or transactions between them; (iii) The Company is not contractually obliged to provide financial assistance to CPB.

NOTE 33: WORKING CAPITAL DEFICIT

As of September 30, 2013, the Company’s working capital was negative and amounted to Ps. 1,505 million. This deficit has been generated mainly in the Distribution segment through its indirect subsidiary Edenor, which as at the date of these financial statements had a working capital deficit amounting to Ps. 1,044.6 million as a result of its current economic and financial situation, which is detailed in Note 32. In the Generation segment, subsidiaries CTG, CTLL and CPB kept a consolidated working capital deficit in the amount of Ps. 214.2 million. The Company expects to reverse its current position in the Generation segment with the net flow generated by operations and through the refinancing of financial liabilities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 34: FOTAE

During the first half of 2013, the interconnection works between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station, were brought into service. Edenor and Edesur were to contribute 30% of the total execution cost of the works, whereas the remaining 70% is to be absorbed by CAMMESA.

Consequently, at September 30, 2013, Edenor recognized as facilities in service in the Property, plant and equipment account its participation in the total of the works for an amount of Ps. 85.2 million, Ps. 48.9 million of which have not yet been contributed, debt which is disclosed in Other liabilities line of Current Liabilities.

Furthermore, Edenor is still awaiting the SE’s definition concerning who will be appointed as the owner of the totality of the works and the final valuation thereof.

NOTE 35: ELECTRIC WORKS ARRANGEMENT – AGREEMENT FOR THE  SUPPLY OF ELECTRIC POWER TO MITRE AND SARMIENTO RAILWAY LINES

In September 2013, Edenor and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance, through the mentioned Ministry and/or via the agency appointed by the latter, the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento lines.

The amount totals Ps. 114.3 million and will be disbursed in five (5) installments of Ps. 20 million, one installment of Ps. 10 million and a last installment of Ps. 4.3 million.

The Federal Government will bear the costs of the so-called “Exclusive facilities” which amount to Ps.  60 million, whereas the costs of the so-called “Non-exclusive expansion works”, which amount to Ps. 54.4 million, will be financed by the Federal Government and reimbursed by Edenor in seventy-two (72) monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of September 30, 2013, Edenor received disbursements for Ps. 20 million which are recognized as Non-current trade payables – Customer contributions.

At the completion of the works, the portion borne by the Federal Government will be recognized as Nonrefundable customer contributions.

NOTE 36: WITHDRAWAL OF SUBSIDIARY’S PUBLIC OFFERING

On September 27, 2013, CPB requested its de-registration from VCP’s special registry on the termination of the “Global Program for the Issuance of Short-Term Debt Securities for a Face Value of up to Ps. 200 million” as it has no outstanding marketable securities. Additionally, CPB is not planning to seek financing in the capital market in the short term.

On October 30, 2013, the National Securities Commission notified the Company of the approval of such withdrawal.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 37: MERGER OF SUBSIDIARIES

On September 27, 2013, CTG, EGSSA and EGSSA Holding’s Board of Directors resolved to initiate the necessary proceedings so that CTG may jointly absorb EGSSA and EGSSA Holding, concluding that their merger into a single company under the terms of tax neutrality is mutually beneficial in order to optimize resources by simplifying the administrative and operative structure.

On October 7, 2013, Edenor’s Board of Directors resolved to initiate the necessary proceedings so that Edenor may absorb Emdersa Holding, in order to optimize resources by simplifying the administrative, corporate and operative structure.

NOTA 38: SUBSEQUENT EVENTS

PEPASA’s Capital Stock Increase

On October 15, 2013, the Company called for an Extraordinary General Meeting of Shareholders, scheduled for November 6, 2013, so as to discuss a capital stock increase of up to 59,700,000 new common shares, in book-entry form, with a face value of Ps. 1 each, and each granting the right to one vote; to be publicly offered for subscription in Argentina, in order to consolidate its financial situation to facilitate access to the financial markets and perform the investments foreseen by the Company pursuant to the business plan for the exploration and exploitation of hydrocarbons.

The Company’s Board of Directors has resolved to assign its preemptive rights for PEPASA’s capital stock increase to all the Company’s shareholders registered with Caja de Valores S.A. as at October 15, 2013.

This decision will allow PESA’s shareholders to directly participate in the development of the hydrocarbon business in the country, which offers outstanding growth opportunities.

On November 6, PEPASA’s Extraordinary General Meeting of Shareholders approved the above-mentioned capital stock increase and the public offering within the country of the shares to be issued pursuant thereto, as well as the request for authorization of the corresponding public offering before the National Securities Commission and the Central Bank of the Republic of Argentina.

Furthermore, PEPASA’s Meeting of Shareholders decided to authorize the Board of Directors to fix the shares’ final subscription price within a minimum price of Ps.  1.35 and a maximum price of Ps. 2 per share having a face value of Ps. 1.

Funds collected through the subscription of new shares will be allocated to: (i) investments in physical assets located in Argentina, (ii) the payment of working capital, (iii) the refinancing of liabilities; and/or (iv) payments for the purchase of shares in PEPASA’s subsidiaries or affiliates, which proceeds will be exclusively destined to the above-mentioned purposes.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 38: (Continuation)

Partnership with YPF for the production start-up of Rincón del Mangrullo area

On November 6, PEPASA entered into an investment agreement with YPF S.A. (the “Agreement”) whereby it undertook to invest US$ 151.1 million in consideration of a 50% interest in the production of hydrocarbons in the Rincón del Mangrullo area (the “Area”), in the Province of Neuquén, corresponding to the Mulichincho formation.

This Agreement is made up of 2 compulsory phases. During the first one, PEPASA has undertaken to invest up to US$ 81.5 million in 3D seismic studies and in the productive development of the area. Besides, YPF S.A. will build a treatment plant and a gas pipeline necessary for the transportation of production. After the conclusion of the investment’s first phase, PEPASA may opt to continue with a second phase for an amount of up to US$ 70 million. Once the two compulsory phases are finished, the parties will make the necessary investments for the future development of the area based on their respective interests.

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the Shareholders, President and Board of Directors of
Pampa Energía S.A.
Legal address: Ortiz de Ocampo 3302, Building 4
Autonomous City of Buenos Aires
Tax Code No. 30-52655265-9

1.       We have reviewed the accompanying condensed interim consolidated financial statements of Pampa Energía S.A. (“Pampa Energía” or “the Company”) and its subsidiaries which includes the condensed interim consolidated statement of financial position as of September 30, 2013, the condensed interim consolidated statement of comprehensive income for the nine and three-month periods then ended, the condensed interim consolidated statement of changes in equity and of cash flows for the nine-month period then ended and complementary selected Notes.  The amounts and other information related to fiscal year 2012 and its interim periods, are part of the financial statements mentioned above and therefore should be considered in relation to those financial statements.

2.      The Board of Directors is responsible for the preparation and issuance of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted  as Argentine Generally Accepted Accounting Principles by Federation of Professional Councils in Economic Sciences (FACPCE) and  incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it’s responsible for the preparation and issuance of the condensed interim consolidated financial statements mentioned in paragraph 1. in accordance with International Accounting Standards (IAS) 34 “Interim financial reporting”. Our responsibility is to express a conclusion based on the limited review we have performed with the scope detailed in paragraph 3.

3.    Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the condensed interim consolidated financial statements and making inquiries to Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. The scope of this review is substantially less than an audit, the purpose of which is the expression of an opinion on the financial statements under review. Consequently, we do not express any opinion on the consolidated financial position, consolidated comprehensive income, and consolidated cash flow of the Company.

4.     As indicated in Note 32 of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor, based on the understanding that Edenor will obtain tariff improvements in accordance with current circumstances.

Both future cash flows and results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of non-current assets (including those recognized at the time of acquisition) of Edenor, will exceed their respective net book values.

5.    As indicated in Note 32 of the condensed interim consolidated financial statements, in relation to the interest in the joint venture CITELEC, this company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of tariff updates requested by its subsidiaries, Transener S.A. and Transba S.A.

Both future cash flows and results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by CITELEC to prepare such projections will materialize in the future, and consequently, if the recoverable value of the non-current assets of CITELEC will exceed their respective net book values, affecting the recoverable amount of Pampa Energía´s investment in CITELEC.

6.    As indicated in Note 32 of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of non-current assets corresponding to CPB, considering the new remuneration scheme introduced by the Resolution of the Secretariat of Energy N° 95/13 and estimating that the necessary capital investments for the maintenance of the operational capacity of the plant in normal conditions will be supported by CAMESSA.

Both future cash flows and results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of non-current assets of CPB will exceed their respective net book values.

7.      Based on our review, subject to the effect on the condensed interim consolidated financial statements that could derive from possible adjustments or reclassifications, if any, that might be required following resolution of the situations described in paragraphs 4., 5. and 6., nothing has came to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1., are not prepared, in all material aspects, in accordance with IAS 34.

8.      In compliance with current regulations, we report regarding Pampa Energía that:

a)       the condensed interim consolidated financial statements of the Company are pending of being transcribed into the “Inventory and Balance Sheet” book and, except for the aforementioned, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the CNV;

b)       the condensed interim separate financial statements of the Company derive from accounting records carried in all formal respects in accordance with legal requirements, except regarding the transcription of the “Inventory and Balance Sheet” book, which as of the date is pending to be transcribed;

c)        we have read the summary of activities as of September 30, 2013, on which, as regards to those matters that are within our competence, we have no observations to make other than those mentioned in paragraphs 4., 5. and 6.;

d)    as of September 30, 2013 there were no liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records.

Autonomous City of Buenos Aires, November 8, 2013

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2013

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.